
05047109


SEC
EIVED
PROCESSING
MAR 1 1 2005
WASH. D.C.
185
SECTION

THE RYLAND GROUP INC

2004 ANNUAL REPORT

Financial Highlights

In thousands, except units and per share data

	2000	2001	2002	2003	2004
Homes sold	11,919	13,095	13,936	15,197	16,880
Homes closed	11,418	12,686	13,145	14,724	15,101
Homes backlog	4,168	4,577	5,368	5,841	7,620
Revenues	$2,331,809	$2,747,191	$2,877,215	$3,444,129	$3,951,821
Net earnings	$ 82,252	$ 112,093	$ 185,604	$ 241,692	$ 320,545
Diluted earnings per share	$ 1.48	$ 2.32	$ 3.32	$ 4.56	$ 6.36
Stockholders' equity	$ 453,629	$ 552,862	$ 680,079	$ 824,542	$1,056,834
Stockholders' equity per share	$ 8.37	$ 10.65	$ 13.46	$ 16.98	$ 22.32

Performance at a Glance

In thousands, except unit data



HOMES SOLD
HOMES CLOSED
GROSS PROFIT MARGINS FROM HOME SALES
HOMEBUILDING PRETAX EARNINGS
EBITDA
11,919
13,095
13,936
15,197
16,880
11,418
13,145
14,724
15,101
17.4%
19.0%
20.9%
$151,343
$215,946
$301,121
$394,631
$530,129
$219,415
$310,934
$383,563
$478,439
00 01 02 03 04

RYLAND SELLS 46 HOMES A DAY

2004 ANNUAL REPORT



ANNUAL REPORT



Atlanta, Georgia

Wellington model
[illegible] Ridge community
Base price: $295,600
Square footage: 3,281



R. CHAD DREIER
Chairman, President and Chief Executive Officer

Fellow Shareholders:

We have set records and achieved milestones like these for six consecutive years. Our success is the result of a consistent, long-term strategy.

By any measure, The Ryland Group had another banner year.

We established new financial records once again in 2004, including the highest revenues, consolidated net earnings, earnings per share, new orders, closings, and backlog in the 37-year history of our company.

Revenues were more than $3.9 billion, up 14.7 percent from $3.4 billion in 2003. Consolidated net earnings rose 32.6 percent to a record $320.5 million from $241.7 million the previous year. Earnings per share rose by 39.5 percent to a record $6.36. New orders increased 11.1 percent to 16,880 and the dollar value of our backlog increased 43.6 percent to $2.1 billion.

We are also extremely proud that our record revenues placed Ryland in the ranks of the Fortune 500 last year and that we achieved a market capitalization of more than $2.7 billion. What's more, our share price appreciation led us to carry out a two-for-one stock split in November of 2004 — the second split in little more than two years.

We have set records and achieved milestones like these for six consecutive years. Our success is the result of a consistent, long-term strategy centered on:

- Being a leading, high-volume production homebuilder in each of our geographically diverse markets.
- Capitalizing on our national strength and local market expertise to provide our customers with the best in product design, value, quality, service and location.
- Increasing shareholder value through the careful management of risks and return on investments.

At Ryland, we focus on growing organically by selectively acquiring advantageous land positions in our markets, instead of acquiring other companies. By expanding our land positions and communities in existing markets and maintaining our focus on a high-volume, production homebuilding business, we have been able to manage our assets efficiently in order to steadily grow our unit volume and revenue while maintaining our strong financial hurdle rates. Moody's Investors Service recognized the strength of the company's financial performance and balance sheet this past September, when it upgraded Ryland to an investment-grade debt rating. Today, both Moody's and Standard & Poor's rate Ryland as investment grade.

I am proud to note that our earnings growth came not just from top-line expansion, but also from significant margin improvement.

Our steady growth continued in 2004, resulting from expansion in both established Ryland markets and new ones. In fact, the four new markets we have entered over the past two years produced more than 1,700 new orders, $295 million in revenue and $36 million in pretax earnings in 2004. All four of these newest divisions were profitable in their first full year of operation.

And while our start-up operations achieved rapid success, we continued to grow our established operations. Ryland now builds in 27 markets across the country. In our established markets, our three-year compound annual growth rate for pretax earnings was 31.7 percent.

I am proud to note that our earnings growth came not just from top-line expansion, but also from significant margin improvement. In 2004, we achieved gross profit margins of 23.2 percent, up 110 basis points from 2003, with a continued, steady rise over the past six years. While some of this margin growth resulted from increased sales prices, it also resulted from the efficiency of our business strategy. Thus, while Ryland's experienced management team took advantage of strong demand wherever possible, our success also came from continually improving our operating efficiencies.

Our mortgage, title, escrow and insurance business added to our outstanding results by contributing revenues of $84.7 million and pretax income of $56.9 million, or 10.9 percent of our overall pretax income. More than 84 percent of Ryland homebuyers chose to finance their homes through Ryland Mortgage Company.

All of these outstanding results have allowed us to provide exceptional value to our shareholders. Our beginning return on equity for 2004 was 38.9 percent, outshining most public homebuilders and the recent Fortune 500 average. Our return on capital, at 24.8 percent, was also among the best in our industry. We were recognized by *Fortune* magazine in 2004 as one of the top five public companies in the nation for our return to shareholders, at a five-year compound annual growth rate of 44.3 percent. What's more, *The Wall Street Journal*, in its 2004 "Shareholder Scoreboard," ranked Ryland sixth out of 1,000 public companies on five-year average compound total returns.


REVENUES
(in billions)
$2.33
$2.75
$2.88
$3.44
$3.95
00 01 02 03 04


DILUTED EARNINGS PER SHARE
$1.48
$2.32
$3.32
$4.56
$6.36
00 01 02 03 04


STOCKHOLDERS' EQUITY PER SHARE
$8.37
$10.65
$13.46
$16.98
$22.32
00 01 02 03 04

In addition to our remarkable 2004 financial results, we also have a strong balance sheet. At December 31, 2004, we had no outstanding borrowings against our $500 million revolving credit facility. Ryland's debt-to-capital ratio, 34.6 percent at year-end, is one of the lowest in the homebuilding industry and is further evidence of our solid financial foundation.

Our confidence in Ryland's stability and sustained performance is underscored by our long-running share repurchase program. We continued this program for the eighth consecutive year in 2004, buying back 2.9 million shares of the company's common stock. Ryland has repurchased approximately 33.1 million shares since we implemented the program in 1997, and we are committed to continuing it, as evidenced by the authorization from our board of directors to repurchase an additional 2.9 million shares. It is worth noting that over the past five years, we have generated enough cash flow to both grow our business and repurchase shares while decreasing our leverage rates.

I attribute these many achievements to the employees and management of Ryland, who continue to produce impressive results year after year. They have skillfully carried out the company's consistent strategy and helped make Ryland a leader in the homebuilding industry and within the Fortune 500. I know they have the talent and ambition to do more of the same. I am very proud that Ryland has the best employees and management in the homebuilding industry, and I applaud their efforts.

One note bears repeating: Ryland's consistent results validate our long-term strategy of steady, organic growth and maintenance of our financial hurdles and disciplines. As I look ahead, I know that Ryland's management will keep executing that strategy skillfully and successfully. We are committed to delivering the best value and results to our shareholders, and we will continue to seek sustainable financial growth and record performance in 2005 and beyond.

R. Chad Dreier
Chairman, President and Chief Executive Officer

481

Geographic Diversity

○ West
○ North Central
○ Southeast


San Diego
Las Vegas
D.C.
Greensboro
Charlotte
Greenville
Atlanta
Charleston
Jacksonville
Orlando
Tampa
Fort Myers

Ryland builds homes in 27 of the nation's best housing markets. Our geographic diversity enables us to achieve significant revenue and profit growth and helps offset the risk of local and regional economic fluctuations. Ryland has a presence in 17 of the nation's top 20 housing markets and holds a top-five market share ranking in eight cities: Chicago, Orlando, Minneapolis, Tampa, Charlotte, Indianapolis, San Antonio and Baltimore. The company also builds communities in 11 of the country's 20 fastest-growing markets. With an average market share of 3 percent for all markets in which we operate, Ryland is well-positioned to grow in the years ahead.

The Ryland Variety

Our home designs are driven by the individual preferences of homebuyers in each local market in which we operate.


Denver, Colorado


Tampa, Florida


Washington, D.C.

Though Ryland is a large, national builder, we recognize that homebuyers' needs and tastes vary from market to market. As a result, our home designs are driven by the individual preferences of homebuyers in each local market in which we operate. Ryland's experienced local management teams conduct ongoing, in-depth market and customer research and consult with outside architects to keep our product offerings on the cutting edge of design and layout. In 2004 alone, we introduced more than 400 new floor plans.

Ryland focuses on meeting the requirements of a diverse group of buyers, from entry-level to first- and second-time move-up homebuyers. As a result, our product offerings vary from condominiums and townhomes to detached single-family homes. In 2004, the average price of a Ryland home was $251,000.

Ryland offers customers a wide variety of in-house services to enhance their homebuying experience, from mortgage financing and title, settlement and escrow services to our "MyStyle" design centers. These services give our customers the added convenience of one-stop shopping and provide the company with a significant source of additional revenue and profit.

In recent years, Ryland has increased the choices for interior design options, upgrades and colors to help buyers personalize their homes. Our professional design consultants help customers select from a variety of cabinetry, plumbing fixtures, windows, lighting, flooring, appliances and other personal touches. Offering a variety of options and upgrades significantly enhances our bottom line, since buyers spend up to 20 percent of the sales price on these features.

THE RYLAND GROUP

1,884 DIFFERENT FLOOR [illegible]

[illegible] ANNUAL REPORT


THE RYLAND GROUP
14643
2004 ANNUAL REPORT

Tampa, Florida

(left to right)
Del Mar and Bella Vista models
Provence at Waterchase community
Base price: Del Mar $272,990; Bella Vista $311,990
Square footage: Del Mar 1,730; Bella Vista 2,050


14639
14637



San Antonio, Texas *opposite*

Pinehurst model
The Links at Canyon Springs community
Base price: $273,990
Square footage: 3,426

Central Valley, California

Plan Four model
Oakmore Meadows community
Base price: $404,990
Square footage: 2,663



Cincinnati, Ohio

South Hill model
Mason Fields community
Base price: $246,990
Square footage: 3,174



Austin, Texas *opposite*

Yorkshire model
Hometown Kyle community
Base price: $175,990
Square footage: 3,126

Inland Empire, California

Residence Three model
Cielo community
Base price: $643,050
Square footage: 3,040 - 3,274



Jacksonville, Florida

Keystone model
Oakleaf Plantation community
Base price: $227,990
Square footage: 2,399











Charleston, South Carolina *opposite*

Davidson model
Arbor Oaks community
Base price: $163,490
Square footage: 1,793



Dallas, Texas

Clydesdale model
Oak Tree Estates community
Base price: $200,990
Square footage: 2,998







San Diego, California

Waterford model
San Elijo Hills community
Base price: $782,990
Square footage: 2,128 - 2,629






THE RYLAND GROUP
2004 ANNUAL REPORT

Denver, Colorado

[illegible]
[illegible] Stockbridge models
[illegible]
[illegible] Marcala $335,990; Stockbridge $305,990
[illegible] Marcala 2,877; Stockbridge 2,373




5102

Washington, D.C. *opposite*

Yorkshire model
Lee's Parke community
Base price: $440,990
Square footage: 3,482; 4,782 with finished basement plus bath



Las Vegas, Nevada

Dorado Residence One model
Sunrise Ridge community
Base price: $289,990
Square footage: 1,698


3472



Orlando, Florida

Worthington model
Markham Forest community
Base price: $365,990
Square footage: 2,929



Chicago, Illinois *opposite*

South Hill model
Fairways of Augusta Village community
Base price: $394,990
Square footage: 3,008

Phoenix, Arizona

Madera model
The Vistas at Sierra Montaña community
Base price: $227,990
Square footage: 2,212





Minneapolis, Minnesota

Hennepin Village community
Base price: $292,990
Square footage: 1,533; 2,258 with finished basement



6,880

The Ryland Strategy

Ryland has proven that we can profitably expand existing operations while successfully entering new markets.

The Ryland Group has continued to grow earnings with its proven long-term business strategy, which emphasizes maximizing financial returns and profitability through low-risk, organic expansion of the company's high-volume homebuilding operations. This controlled, steady growth serves to build the company's bottom line and maximize shareholder returns.

Ryland built 15,101 homes in 2004, and this production level affords significant economies of scale. We are able to negotiate lower labor and materials pricing and acquire the best homebuilding sites. In addition, our size and the strength of our balance sheet allow us to operate with a lower cost of debt than many other homebuilders, aided by an investment-grade rating from both major rating agencies.

We believe that expanding operations internally, rather than through acquisitions, allows Ryland to reduce and manage risk more competitively and invest in land inventory more productively. Ryland has proven that we can profitably expand existing operations while successfully entering new markets. Over the past two years, we have entered four new markets and all four are profitable. Together, they produced more than $36 million in pretax earnings in 2004. Those same new operations will continue to contribute significantly to the company's results in 2005.

At the same time, Ryland does not lose focus on continuing to grow its established markets. Ryland currently operates in 27 cities, 17 of which are in the nation's top 20 housing markets. Ryland holds a top-five market share ranking in eight cities—Chicago, Orlando, Minneapolis, Tampa, Charlotte, Indianapolis, San Antonio and Baltimore. With an average market share of 3 percent for all of the markets in which we operate, we still have plenty of room to grow. Using our size and financial strength to garner a larger share from our competitors, we expect to achieve sustainable growth in our operating performance.



Indianapolis – Pembrook model

Growing the size of our homebuilding operations each year has helped us expand margins as well. In 2004, we improved profits by continuing to control materials costs, benefiting from competitive pricing as well as rebates of nearly $26 million. Ryland now has more than 75 national contracts—with companies like GE, Moen and Trus Joist, among others—representing an increase of 20 vendors since 2003. In addition to national pricing, these agreements often give us supply preferences, advance notice of price increases, and free products for model homes.

Our economies of scale also allow us to leverage technology investments, which ultimately improve our efficiencies. Ryland is an industry leader in developing CRM (customer relationship management) and other Web-based applications. For example, Ryland Pro, our Internet portal for vendors, allows subcontractors to instantly view data online, including job schedules, options selections, change orders and purchase orders. No other national builder has such a comprehensive system. In addition, Ryland continues its marketing leadership with our Spanish-language Web site, www.rylandespanol.com. We continue to maximize foot traffic conversion and sales process efficiencies with our customized CRM application, which is integrated with our financial and loan-origination systems. Further, in 2005, we will complete the rollout of our new efficiency-enhancing construction scheduling system, launched last year.

Ryland's considerable size is spread over a broad geographic footprint. This allows us to distribute our investments in land inventory across multiple regions. No more than 19 percent of our inventory is located in any one of seven geographic areas. Revenue is generated evenly across regions as well, with no single market dominating. This geographic diversity reduces risk, since a downturn in even our largest division could be mitigated by income from other healthier markets.



Baltimore – Pennsylvania model

The risk associated with our land inventory is further reduced by our strategy of buying only entitled land and maintaining a four- to five-year supply of future homebuilding sites. More than 60 percent of that supply is currently optioned, rather than owned. This serves to not only manage our exposure to market risks, but also to improve our inventory turn rate. Ryland turned inventory 1.8 times in 2004, enhancing both our return on investment and liquidity. This resulted in return on capital of 24.8 percent in 2004, one of the industry's best.

Land purchases are approved only after a thorough corporate review process, which allows Ryland not only to carefully evaluate the financial performance and risk associated with each transaction, but also to adjust capital allocations as local market conditions dictate. We continually conduct research to prepare for market shifts in product and pricing.

Ryland builds homes for a broad band of buyer segments, from first-time buyers to second-time move-up. This diversity in our product offering mitigates market risk, as we strive to evenly balance our inventory in each market segment in which we operate. Buyers tell us in post-sale surveys that they are attracted to Ryland because of our competitive pricing as well as our construction quality and product design.

Designing homes that hold strong consumer appeal in the local marketplace has long been a competitive advantage for Ryland. We use experienced architects to bring hundreds of new home designs to market each year—more than 400 new home designs were added in 2004. In recent years, we have increased the number of options, upgrades and color selections to help buyers personalize their homes and, in 2004, we branded the process "My Style." Professional design consultants help customers choose from a variety of cabinetry, plumbing fixtures, windows, lighting, flooring, appliances, fireplaces and other options. Offering more options

Designing homes that hold strong consumer appeal in the local marketplace has long been a competitive advantage for Ryland.

and upgrades also adds to our bottom line, since buyers often spend up to 20 percent of the sales price on these personal touches.

We offer buyers all of the financial services they need through Ryland Mortgage Company, including competitive mortgage financing, title, escrow and closing services, and homeowner insurance. Buyers can even apply for a mortgage and track their application's status on the Internet. The convenience of getting these services in "one stop" at Ryland enhances our customers' homebuying experience and satisfaction levels. In fact, buyers who use Ryland Mortgage consistently report higher satisfaction than those who finance with outside lenders. That is partly why more than 84 percent of our customers chose to finance through Ryland Mortgage in 2004.

At Ryland, we consider customer satisfaction a cornerstone of our progress over the past 37 years. We take care to inform buyers about the construction and maintenance of their home in meetings either prior to or during construction, and once the home is complete. We also provide a comprehensive, full-year warranty, as well as a 10-year structural warranty, outlined in a thorough homeowner's manual. These efforts pay off in improved satisfaction ratings, which we track through comprehensive research conducted by J.D. Power and Associates. We survey buyers 90 days after move-in and again one year later. The results serve as guides for further improvement, and we have achieved significant advances in satisfaction over the six years since beginning these studies. Each year, more and more of our buyers tell us they would purchase from Ryland again and recommend us to others.



Houston – Prestwick model

But it is not just these sound business practices that have kept Ryland growing year after year. At Ryland, we realize that consistent results are produced by talented people. So we hire the best professionals and then invest in them, providing training and development at every level. For years, Ryland has been an industry leader in developing training programs for sales, construction, design center, warranty service, and financial services employees. More than 80 percent of our 2,829 employees received training at some level in 2004. We constantly expand and improve these programs to develop our staff and build management strength. Last year, we introduced E-Train, Ryland's online, interactive learning programs for our homebuilding, mortgage and human resources employees. In 2005, we plan to extend more of these online programs to our sales and warranty staff.

The Ryland strategy is clearly working to provide shareholder value. Ryland's earnings per share have grown at a compound annual rate of 42.6 percent over the past five years. Again in 2004, Ryland was one of the industry leaders in both return on equity, at 38.9 percent, and return on capital, at 24.8 percent. Further, we increased our dividend by 20 percent. As we move forward, Ryland's proven strategy will remain consistent. We are confident that our focus on steady, internal growth will allow us to expand our reach in all of our markets, giving us the opportunity to achieve exceptional results in coming years.

RYLAND HAS BUILT 230,000 HOMES SINCE 1967

Selected Financial Data

(in millions, except share data) unaudited	2004	2003	2002	2001	2000
ANNUAL RESULTS					
REVENUES					
Homebuilding	$3,867	$3,355	$2,805	$2,684	$2,286
Financial services	85	89	72	63	46
TOTAL REVENUES	3,952	3,444	2,877	2,747	2,332
Cost of sales	2,964	2,616	2,216	2,182	1,901
Selling, general and administrative expenses	466	419	342	316	268
Interest expense	1	8	10	24	28
Expenses related to early retirement of debt	–	5	–	7	–
Earnings before taxes	521	396	309	218	135
Tax expense	201	154	124	86	53
NET EARNINGS	$ 320	$ 242	$ 185	$ 132	$ 82
YEAR-END POSITION					
ASSETS					
Cash and cash equivalents	$ 88	$ 317	$ 269	$ 298	$ 142
Housing inventories	2,024	1,397	1,100	899	888
Other assets	313	294	289	314	331
TOTAL ASSETS	2,425	2,008	1,658	1,511	1,361
LIABILITIES					
Debt	559	574	537	557	543
Other liabilities and minority interest	809	609	441	391	365
TOTAL LIABILITIES	1,368	1,183	978	948	908
STOCKHOLDERS' EQUITY	$1,057	$ 825	$ 680	$ 563	$ 453
PER COMMON SHARE DATA					
NET EARNINGS					
Basic	$ 6.72	$ 4.86	$ 3.51	$ 2.47	$ 1.55
Diluted	6.36	4.56	3.32	2.32	1.48
DIVIDENDS DECLARED	$ 0.21	$ 0.08	$ 0.04	$ 0.04	$ 0.04
STOCKHOLDERS' EQUITY	22.32	16.98	13.46	10.65	8.37
OTHER FINANCIAL DATA					
EBITDA[1]	$ 603	$ 478	$ 384	$ 311	$ 219
EBITDA/interest incurred[2]	11.3x	9.5x	7.8x	5.6x	3.5x
Return on equity[3]	38.9%	35.5%	33.0%	29.1%	21.3%
Debt-to-total capital[4]	34.6%	41.0%	44.1%	49.7%	54.5%

[1] *EBITDA (earnings before interest, taxes, depreciation and amortization) is a measure commonly used in the homebuilding industry and is presented to assist in understanding the ability of the Company's operations to generate cash beyond that which is needed to service existing interest requirements and ongoing tax obligations. EBITDA equals net earnings before (a) interest expense; (b) previously capitalized interest amortized to cost of sales; (c) income taxes; and (d) depreciation and amortization. EBITDA is not a financial measure recognized in accordance with generally accepted accounting principles (GAAP). EBITDA should neither be considered an alternative to net earnings determined in accordance with GAAP as an indicator of operating performance nor an alternative to cash flows from operating activities determined in accordance with GAAP as a measure of liquidity.*

[2] *EBITDA/interest incurred is calculated as EBITDA (defined above) divided by total interest incurred, which is the sum of interest expense and capitalized interest for the period.*

[3] *Return on equity is calculated as net earnings divided by total stockholders' equity at the beginning of the period.*

[4] *Debt-to-total capital is calculated as debt divided by the sum of debt and total stockholders' equity.*

Selected Financial Data, continued

The following table sets forth the computation of EBITDA for each period presented.

(in thousands)	2004	2003	2002	2001	2000
					YEAR ENDED DECEMBER 31,
Earnings before taxes	$ 521,212	$396,217	$309,340	$218,336	$134,840
Interest expense	1,227	7,523	9,391	23,652	28,505
Capitalized interest amortized to cost of sales	41,764	38,263	32,162	31,878	27,581
Depreciation and amortization	38,519	36,436	32,670	37,068	28,489
EBITDA	$602,722	$478,439	$383,563	$310,934	$219,415

A reconciliation of EBITDA to net cash provided by operations, the most directly comparable GAAP measure, is provided below for each period presented.

(in thousands)	2004	2003	2002	2001	2000
					YEAR ENDED DECEMBER 31,
Net cash (used for) provided by operating activities	$ (78,471)	$ 139,471	$ 87,715	$182,736	$ 111,814
Increase in inventory	585,562	239,989	200,623	10,984	65,724
Tax expense	200,667	154,525	123,736	86,243	52,588
Interest expense	1,227	7,523	9,391	23,652	28,505
Capitalized interest amortized to cost of sales	41,764	38,263	32,162	31,878	27,581
Net change in other assets, payables and other liabilities	(119,632)	(83,299)	(52,866)	(22,404)	(67,666)
Tax benefit from exercise of stock options	(17,475)	(17,120)	(12,103)	(8,337)	(2,826)
Other	(10,920)	(913)	(5,095)	6,182	3,695
EBITDA	$602,722	$478,439	$383,563	$310,934	$219,415

Forward-looking Statements

NOTE: *Certain statements in this annual report may be regarded as "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and may qualify for the safe harbor provided for in Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent the Company's expectations and beliefs concerning future events, and no assurance can be given that the results described in this annual report will be achieved. These forward-looking statements can generally be identified by the use of statements that include words such as "anticipate," "believe," "estimate," "expect," "foresee," "goal," "intend," "likely," "may," "plan," "project," "should," "target," "will" or other similar words or phrases. All forward-looking statements contained herein are based upon information available to the Company on the date of this annual report. Except as may be required under applicable law, the Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.*

These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of the Company's control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. The factors and assumptions upon which any forward-looking statements herein are based are subject to risks and uncertainties which include, among others:

- *economic changes nationally or in the Company's local markets, including volatility in interest rates, inflation, changes in consumer confidence levels and the state of the market for homes in general;*
- *the availability and cost of land;*
- *increased land development costs on projects under development;*
- *shortages of skilled labor or raw materials used in the production of houses;*
- *increased prices for labor, land and raw materials used in the production of houses;*
- *increased competition;*
- *failure to anticipate or react to changing consumer preferences in home design;*
- *delays in land development or home construction resulting from adverse weather conditions;*
- *potential delays or increased costs in obtaining necessary permits as a result of changes to laws, regulations or governmental policies (including those that affect zoning, density, building standards and the environment);*
- *delays in obtaining approvals from applicable regulatory agencies and others in connection with the Company's communities and land activities; and*
- *other factors over which the Company has little or no control.*

Management's Discussion and Analysis of Results of Operations and Financial Condition

OPERATIONS OF THE RYLAND GROUP, INC. and its subsidiaries ("the Company") consist of two business segments: homebuilding and financial services. The Company's homebuilding segment specializes in the sale and construction of single-family attached and detached housing in 27 markets. Subject to economic conditions, the Company not only plans to expand in its existing markets and enter new markets, but also strives to be one of the largest builders in each of those markets. The financial services segment is involved in originating mortgages and providing title, escrow, and insurance products and services for the Company's homebuilding customers.

Ryland homes are built on-site and marketed in three major geographic regions. At December 31, 2004, the Company operated in the following metropolitan areas:

REGION	MAJOR MARKETS SERVED
North Central	
North	*Baltimore, Chicago, Cincinnati, Indianapolis, Minneapolis and Washington, D.C.*
Texas	*Austin, Dallas, Houston and San Antonio*
Southeast	*Atlanta, Charleston, Charlotte, Fort Myers, Greensboro, Greenville, Jacksonville, Orlando and Tampa*
West	*California's Central Valley, California's Inland Empire, Denver, Las Vegas, Phoenix, Sacramento, San Diego and the San Francisco Bay Area*

RESULTS OF OPERATIONS

Earnings, revenues, new orders and deliveries of homes reached record-breaking highs for the sixth consecutive year in 2004. These trends were indicative of favorable economic and demographic environments, as well as the Company's ability to deliver a competitive product in superior locations while achieving higher relative economies through cost-saving initiatives. In 2004, the Company's internally generated top- and bottom-line growth was fueled by increasing operating profits. The Company achieved Fortune 500 status and an investment-grade rating on its debt. The Company completed a two-for-one stock split of its common stock and increased its quarterly common stock dividend to $0.06 per share from the previous quarterly rate of $0.05 per share. The Company continues to make significant investments in training and technology, which are critical to streamlining processes and improving the customer experience.

NET EARNINGS
(in millions)


$185
$242
$320
02
03
04

DILUTED EARNINGS PER SHARE


$3.32
$4.56
$6.36
02
03
04

EBITDA
(in millions)


$384
$478
$603
02
03
04

The Company reported consolidated net earnings of $320.5 million, or $6.36 per diluted share, for 2004, compared to $241.7 million, or $4.56 per diluted share, for 2003 and $185.6 million, or $3.32 per diluted share, for 2002. This net earnings increase resulted from higher volume, increased profitability and lower interest expense for the homebuilding operations.

The Company's revenues reached a historical high of $3.9 billion for 2004, up 14.7 percent from $3.4 billion for 2003. Total revenues for 2003 exceeded 2002 levels by $566.9 million, or 19.7 percent. Homebuilding pretax operating margins increased to 13.7 percent for 2004, compared to 11.8 percent for 2003.

EBITDA was $602.7 million for the year ended December 31, 2004, compared to $478.4 million and $383.6 million for the same period in 2003 and 2002, respectively. The Company's ratio of EBITDA to interest incurred improved to 11.3 for the year ended December 31, 2004, compared to 9.5 for the same period in 2003 and 7.8 for the same period in 2002.

The Company continued to strengthen its balance sheet in 2004. Consolidated inventories owned grew 40.6 percent to $1.9 billion, and at 75,023 lots, or a five-year supply, the Company increased the number of lots it controlled during the year, positioning itself for expansion in 2005. Goodwill of $18.2 million was among the lowest in the industry. The Company's debt-to-capital ratio was down to 34.6 percent at December 31, 2004, from 41.0 percent at December 31, 2003. Stockholders' equity increased 28.2 percent, or $232.3 million, during 2004, compared to 21.2 percent, or $144.5 million, during 2003. As a result of balancing cash outlays between achieving growth objectives and common stock repurchases, stockholders' equity per share increased to $22.32, or 31.5 percent, in 2004. The Company's book value at December 31, 2004, was 98.3 percent tangible.

RETURN ON EQUITY


33.0%
35.5%
38.9%
02
03
04

RETURN ON CAPITAL


18.8%
22.1%
24.8%
02
03
04

STOCKHOLDERS' EQUITY PER SHARE


$13.46
$16.98
$22.32
02
03
04

During 2004, revenues grew 14.7 percent, net earnings increased 32.6 percent, diluted earnings per share improved 39.5 percent, EBITDA increased 26.0 percent, return on beginning equity was 38.9 percent, return on capital[5] was 24.8 percent and inventory was turned 1.8 times. The Company's returns remained among the highest in the industry and Fortune 500 companies. The Company's credit quality continues to improve, and its financial position is stronger than at any time in its history.

HOMEBUILDING

New orders increased 11.1 percent in 2004 and 9.0 percent in 2003, compared to the prior year. The Company continued to diversify geographically as newer markets in the West and Southeast matured during the year. All regions showed year-over-year increases in new orders during 2004.

NEW ORDERS


13,936
15,197
16,880
02
03
04

OUTSTANDING CONTRACTS


5,368
5,841
7,620
02
03
04

OUTSTANDING CONTRACT DOLLARS *(in millions)*


$1,188
$1,473
$2,115
02
03
04

[5] *Return on capital is calculated by dividing net earnings before tax-affected interest by the sum of beginning debt and total stockholders' equity.*

New orders for 2004 increased 0.8 percent in the North, 5.0 percent in Texas, 7.8 percent in the Southeast and 37.4 percent in the West. New orders for 2003 increased 7.4 percent in the North, 14.5 percent in the Southeast and 16.5 percent in the West; they decreased 1.8 percent in Texas. Positive new order trends were driven by low interest rates and corresponding robust market conditions; expansion plans; a renewed focus on Internet marketing and customer relations management; and a proactive approach to maintaining an adequate supply of competitively priced product and lots. New orders represent sales contracts that have been signed by the homebuyer and approved by the Company, subject to cancellation. During 2004, the Company opened 161 communities and closed 155 others. It expects to open a significantly higher number of communities in 2005. The number of active communities was 339 at December 31, 2004, compared to 333 at December 31, 2003.

	NORTH	TEXAS	SOUTHEAST	WEST	TOTAL
New orders *(units)*					
2004	4,419	3,299	5,009	4,153	16,880
2003	4,385	3,141	4,648	3,023	15,197
2002	4,083	3,198	4,060	2,595	13,936
Closings *(units)*					
2004	4,349	3,116	4,374	3,262	15,101
2003	4,393	3,291	4,216	2,824	14,724
2002	3,974	3,310	3,738	2,123	13,145
Average closing price *(in thousands)*					
2004	$ 288	$ 165	$ 230	$ 312	$ 251
2003	259	159	208	270	224
2002	232	155	195	283	210
Outstanding contracts at December 31					
Units					
2004	1,808	992	2,858	1,962	7,620
2003	1,738	809	2,223	1,071	5,841
2002	1,746	959	1,791	872	5,368
Dollars *(in millions)*					
2004	$ 568	$ 173	$ 725	$ 649	$ 2,115
2003	503	142	508	320	1,473
2002	432	155	377	224	1,188
Average price *(in thousands)*					
2004	$ 314	$ 175	$ 254	$ 331	$ 278
2003	289	175	229	299	252
2002	248	162	210	257	221

The Company's homebuilding operations typically reflect increased new order activity in the second and third quarters and heightened levels of closings in the third and fourth quarters. This is primarily due to the preference of many homebuyers to buy in the spring, as well as to seasonal weather conditions which affect construction schedules.

At December 31, 2004, the Company had outstanding contracts for 7,620 units, representing the highest year-end backlog in its history and a 30.5 percent increase over year-end 2003. The rise in outstanding contracts relative to new orders was the result of expansion, new product focus in Texas, and longer permit and inspection times in certain markets. Outstanding contracts denote the Company's backlog of homes sold but not closed, which are generally built and closed, subject to cancellation, over the subsequent two quarters. The $2.1 billion value of outstanding contracts increased 43.6 percent from year-end 2003 due, in part, to a 10.3 percent increase in average sales price. Average sales price increases resulted, in part, from a change in mix that was weighted toward higher-priced markets. Outstanding contracts at December 31, 2004 represent over 42.0 percent of 2005 targeted closings.

Results of operations for the homebuilding segment are summarized as follows:

(in thousands)	2004	2003	2002
Revenues	$3,867,086	$3,355,450	$2,805,055
Cost of sales	2,964,087	2,615,975	2,216,059
Gross profit	902,999	739,475	588,996
Selling, general and administrative expenses	372,660	333,726	281,049
Interest expense	210	6,032	6,826
Expenses related to early retirement of debt	–	5,086	–
Homebuilding pretax earnings	$ 530,129	$ 394,631	$ 301,121

The homebuilding segment reported pretax earnings of $530.1 million for 2004, compared to $394.6 million for 2003 and $301.1 million for 2002. Homebuilding results in 2004 increased from 2003 primarily due to higher average closing prices, gross profit margins and closing volume. Homebuilding results in 2003 increased from 2002 primarily due to these same factors.

HOMEBUILDING REVENUE BY REGION
(in millions)


North
$935
$1,157
$1,284
Texas
$528
$532
$533
Southeast
$728
$892
$1,012
West
$614
$774
$1,038
Total
$2,805
$3,355
$3,867
02 03 04

AVERAGE CLOSING PRICE
(in thousands)


North
$232
$259
$288
Texas
$155
$159
$165
Southeast
$195
$208
$230
West
$283
$270
$312
Total
$210
$224
$251
02 03 04

Homebuilding revenues increased 15.3 percent for 2004, compared to 2003, due to a 2.6 percent increase in closings and a 12.1 percent increase in average closing price. The increase in closings in 2004 was due to a higher backlog at the beginning of the year and an 11.1 percent increase in new home orders during the year. Homebuilding revenues increased 19.6 percent for 2003, compared to 2002, due to a 12.0 percent increase in closings and a 6.7 percent increase in average closing price. The increase in closings in 2003 was due to a higher backlog at the beginning of the year and a 9.0 percent increase in new home orders during the year.

Consistent with its policy of managing land investments according to return and risk targets, the Company executed several land sales during the year. Homebuilding revenues for the year ended December 31, 2004, included $74.2 million from land sales, compared to revenues of $56.0 million for 2003 and $43.4 million for 2002, which contributed net gains of $25.2 million, $10.5 million and $10.8 million to pretax earnings in 2004, 2003 and 2002, respectively.

GROSS PROFIT MARGIN


20.9%
22.1%
23.2%
02
03
04

SG&A EXPENSE


10.0%
9.9%
9.6%
02
03
04

PRETAX EARNINGS MARGIN


10.7%
11.8%
13.7%
02
03
04

Gross profit margins from home sales averaged 23.2 percent for 2004, an increase from 22.1 percent for 2003 and 20.9 percent for 2002. The improvement was primarily attributable to increasing sales prices due to strong demand resulting from the positive economic environment, coupled with supply constraints in certain areas; a rise in deliveries from new higher-margin markets; and increased sales of higher-margin upgrades, partially offset by rising material costs and cycle times. The Company generated the strongest gross margins in its California, Chicago, Denver, Las Vegas, Mid-Atlantic, Orlando and Twin Cities markets, while its Charlotte and Dallas markets were the most challenging.

Selling, general and administrative expenses, as a percentage of revenue, were 9.6 percent for 2004, 9.9 percent for 2003 and 10.0 percent for 2002. Selling, general and administrative expenses, as a percentage of revenue, for 2004 and 2003 decreased from prior year levels primarily as a result of leverage obtained through a dramatic increase in closings in the West region, which was accompanied by more modest increases in general and administrative expenses, partially offset by higher incentive compensation expense resulting from improved earnings.

Interest expense decreased $5.8 million to $0.2 million for 2004, compared to $6.0 million for 2003. Interest expense decreased $0.8 million in 2003, compared to 2002. These decreases were primarily attributable to a rise in capitalized interest. The Company ended the year with $88.4 million in cash, nothing drawn against its revolving credit facility and static long-term debt.

In 2003, the Company recorded expenses of approximately $5.1 million that were associated with the redemption of the $100.0 million 8.3 percent senior subordinated notes due 2008 at a stated call price of 104.1 percent of the principal amount.

FINANCIAL SERVICES

The financial services segment reported pretax earnings of $56.9 million for 2004, compared to $62.8 million for 2003 and $48.3 million for 2002. The decrease in 2004 from 2003 was primarily due to lower gains on the sale of mortgages and loan servicing rights, which resulted from an increase in less profitable adjustable-rate mortgage product and a more competitive marketplace, partially offset by an increase in average loan size and a gain from the sale of a portion of the investment portfolio. The increase in 2003 from 2002 was attributable to gains realized from the growth of operations, which resulted from heightened volume; a higher capture rate of the Company's home closings; an increase in average loan size; and higher gains on the sale of mortgages, resulting from a favorable interest rate environment.

STATEMENTS OF EARNINGS

(in thousands)	YEAR ENDED DECEMBER 31, 2004	2003	2002
REVENUES			
Net gains on sales of mortgages and mortgage servicing rights	$45,040	$ 53,938	$44,522
Title/escrow/insurance	23,740	18,651	13,581
Net origination fees	10,768	10,731	6,854
Interest			
Mortgage-backed securities and notes receivable	2,639	4,274	6,226
Other	935	1,068	869
Total interest	3,574	5,342	7,095
Other	1,613	17	106
TOTAL REVENUES	84,735	88,679	72,158
EXPENSES			
General and administrative	26,825	24,339	21,299
Interest	1,017	1,491	2,565
TOTAL EXPENSES	27,842	25,830	23,864
PRETAX EARNINGS	$56,893	$62,849	$48,294
Ryland Homes origination capture rate	84.2%	85.4%	82.4%
Mortgage-backed securities and notes receivable average balance	$18,603	$33,000	$ 49,951

BALANCE SHEETS

(in thousands)	DECEMBER 31, 2004	2003
ASSETS		
Cash	$19,149	$ 2,186
Other assets	50,410	66,084
TOTAL ASSETS	69,559	68,270
LIABILITIES		
Accounts payable	2,779	2,486
Accrued and other liabilities	37,588	20,376
Debt	10,490	26,254
TOTAL LIABILITIES	50,857	49,116
STOCKHOLDER'S EQUITY	18,702	19,154
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$69,559	$68,270

RMC ORIGINATIONS


10,278
11,983
11,920
02
03
04

RMC REVENUES
(in thousands)


$72,158
$88,679
$84,735
02
03
04

RMC PRETAX EARNINGS
(in thousands)


$48,294
$62,849
$56,893
02
03
04

The number of mortgage originations was 11,920 for 2004, compared to 11,983 for 2003. The capture rate of mortgages originated for customers of the homebuilding segment was 84.2 percent in 2004, compared to 85.4 percent in 2003. The number of mortgage originations rose by 16.6 percent in 2003, compared to 2002, primarily due to an increase in the number of homebuilder closings, as well as to an increase in the capture rate of mortgages originated for customers of the homebuilding segment to 85.4 percent from 82.4 percent in 2002.

Revenues for the financial services segment were $84.7 million for 2004, compared to $88.7 million for 2003. This decrease is primarily attributable to reduced gains on the sale of mortgages and loan servicing rights, which resulted from an increase in less profitable adjustable-rate mortgage product and a more competitive marketplace, partially offset by increased revenues from title, escrow and insurance operations and a gain from the sale of a portion of the investment portfolio. The financial services segment capture rates for originations, title and escrow, and insurance services were 84.2 percent, 95.9 percent and 58.7 percent, respectively, during 2004. In 2003, revenues for the financial services segment increased 22.9 percent to $88.7 million from 2002, driven primarily by a 24.0 percent increase in origination volume.

General and administrative expenses increased for the year ended December 31, 2004, compared to 2003, primarily as a result of additional expenses incurred in supporting expansion of both the Company's homebuilding operations and its insurance and title operations. General and administrative expenses rose for the year ended December 31, 2003, compared to 2002, primarily as a result of increased incentive compensation commensurate with improved earnings.

Interest expense decreased 31.8 percent for the year ended December 31, 2004, compared to 2003, following the sale of a portion of the investment portfolio during the third quarter of 2004, the proceeds from which were used to pay off the Company's repurchase facility, as well as from a continued decline in bonds payable and short-term notes payable, which resulted from continued runoff of the underlying collateral. In 2003, interest expense decreased 41.9 percent, compared to 2002, primarily due to a decline in average borrowing rates, as well as to a continued decline in bonds payable and short-term notes payable, which resulted from continued runoff of the underlying collateral.

CORPORATE

Corporate is a nonoperating business segment whose purpose is to support operations as the internal source of capital; develop and implement strategic initiatives; provide financial, human resources, marketing, legal and information technology services; and perform administrative functions associated with a publicly traded entity. Corporate expenses, which represent the costs of these functions, were $65.8 million for 2004, $61.3 million for 2003 and $40.1 million for 2002. Corporate expenses for 2004 and 2003 rose from prior year levels primarily as a result of an increase in support and training costs commensurate with anticipated growth; an increase in incentive compensation, which was due to the Company's increases in results and financial performance; and costs incurred as a result of the Company's compliance with Sarbanes-Oxley Section 404.

INVESTMENTS IN JOINT VENTURES
At December 31, 2004, the Company had an interest in 13 active joint ventures in the Atlanta, Chicago, Dallas, Denver, Orlando, Phoenix and Washington, D.C., markets, three of which were consolidated. These joint ventures exist for the purpose of acquisition and co-development of lots, which are then sold to the Company, its joint venture partners or others at market prices. Depending on the level of activity in the entities, yearly earnings from joint ventures will vary significantly. The Company recognized its proportionate share of earnings, which totaled $5.8 million from the unconsolidated joint ventures in 2004, compared to losses of $94,000 in 2003 and earnings of $2.7 million in 2002. The increase in 2004 resulted from a $5.4 million gain on the sale of land to a third party in one joint venture in Atlanta. The Company's investment in unconsolidated joint ventures was $2.5 million at December 31, 2004, compared to $14.0 million at December 31, 2003.

INCOME TAXES
Income taxes for fiscal years 2004, 2003 and 2002 were provided at effective tax rates of 38.5 percent, 39.0 percent and 40.0 percent, respectively. The decrease in the effective tax rate for 2004 was primarily due to a reduction in nondeductible compensation, while the 2003 decrease was primarily due to the reduction of state income taxes, which resulted from the current mix of income in taxing states and settled audits. (See Note H.)

Financial Condition and Liquidity

Cash requirements for the Company's homebuilding and financial services segments are generally provided from internally generated funds and outside borrowings.

Net earnings provided $320.5 million in 2004, $241.7 million in 2003 and $185.6 million in 2002, primarily as a result of increased profitability. Additionally, net changes in other assets, payables and other liabilities provided $119.6 million in 2004, $83.3 million in 2003 and $52.9 million in 2002. The cash provided was invested principally in inventory of $585.6 million, $240.0 million and $200.6 million in 2004, 2003 and 2002, respectively, as well as in stock repurchases of $118.3 million, $130.9 million and $95.9 million in 2004, 2003 and 2002, respectively. Effective in the fourth quarter of 2004, the Company's quarterly common stock dividend was increased to $0.06 per share from the previous quarterly common stock dividend of $0.05 per share. Dividends totaling $0.21, $0.08 and $0.04 per share were declared in the annual periods ending December 31, 2004, 2003 and 2002, respectively. During 2004, stockholders' equity increased $232.3 million, while debt decreased $14.9 million, continuing the Company's reduction in leverage.

STOCKHOLDERS' EQUITY
(in millions)


$680
$825
$1,057
02
03
04

DEBT
(in millions)


$537
$574
$559
02
03
04

DEBT-TO-CAPITAL RATIO


44.1%
41.0%
34.6%
02
03
04

Consolidated inventories owned by the Company increased to $1.9 billion at December 31, 2004, from $1.3 billion at December 31, 2003. The Company attempts to maintain approximately a four- to five-year supply of land, with half or more controlled through options. At December 31, 2004, the Company controlled 75,023 lots (a five-year supply based on actual 2004 closings), with 29,439 lots owned and 45,584 lots, or 60.8 percent, under option. The Company has historically funded the exercise of land options through a combination of operating cash flows, capital transactions and, to a lesser extent, borrowings under its revolving credit facility. The Company expects these sources to continue to be adequate to fund future obligations with regard to option contracts; therefore, it does not anticipate that the exercise of land options will have a material adverse effect on its liquidity. In an effort to increase liquidity in prior years, models were sold and leased back on a selective basis. As cash balances increased, model leases declined. The Company owned 80.4 percent of its model homes at December 31, 2004, versus 60.1 percent at December 31, 2003.

The homebuilding segment's borrowings include senior notes, senior subordinated notes, an unsecured revolving credit facility and nonrecourse secured notes payable. Senior and senior subordinated notes outstanding totaled $540.5 million at December 31, 2004 and 2003.

The Company uses its $500.0 million unsecured revolving credit facility to finance increases in its homebuilding inventory and working capital, when necessary. There were no borrowings under the current facility at December 31, 2004. Additionally, at December 31, 2003, there were no borrowings under the previous $400.0 million unsecured revolving credit facility. Under these facilities, the Company had letters of credit outstanding which totaled $131.3 million at December 31, 2004, and $93.3 million at December 31, 2003. Unused borrowing capacity under these facilities was $368.7 million and $306.7 million at December 31, 2004 and 2003, respectively.

The senior and senior subordinated note and indenture agreements, as well as the unsecured revolving credit facility, contain numerous restrictive covenants which include, among other things, limitations on change of control; liens and guarantees; dividends and distributions; sale of assets; modification of debt instruments; transactions with affiliates; and inventory. At December 31, 2004, the Company was in compliance with these covenants.

To finance land purchases, the Company may also use seller-financed nonrecourse secured notes payable. At December 31, 2004 and 2003, outstanding seller-financed nonrecourse secured notes payable were $8.0 million and $7.1 million, respectively.

The financial services segment uses cash generated internally and from outside borrowing arrangements to finance its operations. Borrowing arrangements at December 31, 2004, included a $15.0 million revolving credit facility which finances investment portfolio securities. During 2004, the financial services segment terminated its repurchase agreement. The agreement provided for borrowings of up to $80.0 million and was used to finance mortgage investment portfolio securities. At December 31, 2004 and 2003, the combined borrowings of the financial services segment, outstanding under all agreements, were $10.5 million and $26.3 million, respectively.

Although the Company's limited-purpose subsidiaries no longer issue mortgage-backed securities and mortgage-participation securities, they continue to hold collateral for previously issued mortgage-backed bonds in which the Company maintains a residual interest. Revenues, expenses and portfolio balances continue to decline as mortgage collateral pledged to secure the bonds decreases due to scheduled payments and prepayments, as well as to the sale of a portion of the investment portfolio. The source of cash for the bond payments was cash received from mortgage loans, notes receivable and mortgage-backed securities.

The Ryland Group has not guaranteed the debt of either its financial services segment or its limited-purpose subsidiaries.

The Company's Form S-3 Registration Statement, which registered up to $350.0 million of the Company's debt and equity securities with the SEC, was declared effective on January 6, 2005. The Registration Statement provides that securities may be offered, from time to time, in one or more series and in the form of senior, subordinated or convertible debt; preferred stock; preferred stock represented by depository shares; common stock; stock purchase contracts; stock purchase units; or warrants to purchase both debt and equity securities, as well as guarantees of debt securities. In the future, the Company intends to continue to maintain effective shelf registration statements that will facilitate access to the capital markets. In January 2005, the Company sold $250.0 million aggregate principal amount of 5.4 percent senior notes pursuant to this registration statement. (See Note M.) The timing and amount of future offerings, if any, will depend on market and general business conditions.

During 2004, the Company repurchased approximately 2.9 million shares of its outstanding common stock at a cost of $118.3 million. At December 31, 2004, the Company had authorization from its Board of Directors to repurchase up to an additional 2.9 million shares of its outstanding common stock. The Company's stock repurchase program has been funded primarily through internally generated funds.

The Company granted fewer stock options in 2004, which when combined with common stock repurchases had the effect of lowering dilution.


SHARES OF COMMON STOCK REPURCHASED
(in thousands)
4,612
3,996
2,939
02 03 04
STOCK OPTIONS OUTSTANDING AT DECEMBER 31
(in thousands)
6,875
6,013
5,535
02 03 04
DILUTED AVERAGE COMMON SHARES OUTSTANDING
(in thousands)
55,918
53,044
50,379
02 03 04

The following table provides a summary of the Company's contractual cash obligations and commercial commitments at December 31, 2004, and the effect such obligations are expected to have on liquidity and cash flow in future periods.

		CONTRACTUAL PAYMENTS DUE BY PERIOD			
(in thousands)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years
Debt, principal maturities	$558,942	$ 18,112	$100,330	$150,000	$290,500
Interest on debt[1]	206,480	43,638	75,978	58,213	28,651
Operating leases	35,505	8,087	14,732	9,503	3,183
Land option contracts[2]	108,585	56,556	36,730	15,299	-
Total at December 31, 2004	$909,512	$126,393	$227,770	$233,015	$322,334

[1] *Interest on variable rate obligations is based on rates effective at December 31, 2004.*
[2] *Represents obligations under option contracts with specific performance provisions, net of cash deposits.*

The Company believes that its current cash position, cash generation capabilities, amounts available under its revolving credit facility and its ability to access the capital markets in a timely manner with its existing shelf registration statement are adequate to meet its cash needs for the foreseeable future.

Off-Balance Sheet Arrangements

In the ordinary course of business, the Company enters into land and lot option purchase contracts in order to procure land or lots for the construction of homes. Lot option contracts enable the Company to control significant lot positions with a minimal capital investment and substantially reduce the risks associated with land ownership and development. At December 31, 2004, the Company had $134.3 million in cash deposits and letters of credit to purchase land and lots with a total purchase price of $1.9 billion. Only $117.2 million of the $1.9 billion in land and lot option purchase contracts contain specific performance provisions. Additionally, the Company's liability is generally limited to forfeiture of the nonrefundable deposits, letters of credit and other nonrefundable amounts incurred.

Pursuant to Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities," the Company consolidated $144.1 million of inventory not owned at December 31, 2004, $110.3 million of which pertained to lot option contracts and $33.8 million of which pertained to three of the Company's homebuilding joint ventures.

At December 31, 2004, the Company had outstanding letters of credit totaling $131.3 million and development or performance bonds of $302.9 million, issued by third parties, to secure performance under various contracts. The Company expects that the obligations secured by these letters of credit and performance bonds will generally be satisfied in the ordinary course of business and in accordance with applicable contractual terms. To the extent that the obligations are performed, the related letters of credit and performance bonds will be released, and the Company will not have any continuing obligations. The Company has no material third-party guarantees other than those associated with its $500.0 million revolving credit facility and its senior notes. (See Note L.)

Critical Accounting Policies

Preparation of the Company's consolidated financial statements requires the use of judgment in the application of accounting policies and estimates of inherently uncertain matters. Listed below are those policies which management believes are critical and require the use of complex judgment in their application.

USE OF ESTIMATES

In budgeting land acquisitions, development and homebuilding construction costs associated with real estate projects, the Company evaluates market conditions; material and labor costs; buyer preferences; construction timing; and provisions for insurance and warranty obligations. The Company accrues its best estimate of the probable cost for resolution of legal claims. Estimates, which are based on historical experience and other assumptions, are reviewed continually, updated when necessary and believed to be reasonable under the circumstances. Management believes that the timing and scope of its evaluation procedures are proper and adequate. However, changes of assumptions relating to such factors could have a material effect on the Company's results of operations for a particular quarterly or annual period.

INCOME RECOGNITION

Revenues and cost of sales are recorded at the time each home or lot is closed and title and possession are transferred to the buyer in accordance with Statement of Financial Accounting Standards No. 66 (SFAS 66), "Accounting for Sales of Real Estate." In order to match revenues with related expenses, land, land development, interest, taxes and other related costs (both incurred and estimated to be incurred in the future) are amortized to the cost of homes closed, based upon the relative sales value basis of the total number of homes to be constructed in each community, in accordance with Statement of Financial Accounting Standards No. 67 (SFAS 67), "Accounting for Costs and Initial Rental Operations of Real Estate Projects." Estimated land, common area development and related costs of master planned communities (including the cost of amenities) are allocated to individual parcels or communities on a relative sales value basis. Changes to the estimated costs, subsequent to the commencement of the delivery of homes, are allocated to the remaining undelivered homes in the community. Home construction and related costs are charged to the cost of homes closed under the specific identification method.

INVENTORY VALUATION

Housing projects and land held for development (inventory) and sale are stated at either the lower of cost or net realizable value. Inventory includes land and development costs; direct construction costs; capitalized indirect construction costs; capitalized interest; and real estate taxes. It may take one to three years to develop, sell and deliver all of the homes in a typical community. The Company assesses these assets for recoverability in accordance with the provisions of Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 requires that long-lived assets and assets held-for-sale be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of housing inventories is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and sales of comparable assets. Assets held-for-sale are carried at the lower of cost or fair value, less selling costs. These evaluations for impairment are significantly impacted by estimates of revenues, costs and expenses, as well as by other factors. In addition, land, or costs related to future communities, whether owned or under option, is reviewed to determine if the Company will proceed with development and if all related costs are recoverable. If these assets are considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets and is recognized within the same period that it is identified. Management believes its processes are designed to properly assess market values and carrying values of assets.

VARIABLE INTEREST ENTITIES

FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to the majority of the entity's expected losses and/or receives a majority of the entity's expected returns as a result of ownership, contractual agreements or other financial interests in the entity. The Company believes the accounting for partnerships and land option contracts using the variable interest consolidation methodology is a "critical accounting policy" because the application of FIN 46 requires the use of complex judgment in its application.

Market Risk Summary

The following table provides information about the Company's significant financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. Weighted-average variable rates are based on implied forward rates as of the reporting date.

INTEREST RATE SENSITIVITY
PRINCIPAL AMOUNT BY EXPECTED MATURITY

(in thousands)	2005	2006	2007	2008	2009	THEREAFTER	TOTAL	FAIR VALUE 12/31/04
Senior notes and senior								
subordinated notes (fixed rate)		$100,000		$150,000		$290,500	$540,500	$581,777
Average interest rate		8.0%		5.4%		9.4%	8.1%	
Financial services' revolving								
credit agreement (variable rate)	$10,490						$ 10,490	$ 10,490
Average interest rate	Various[1]						Various[1]	
Other financial instruments								
Forward-delivery contracts:								
Notional amount	$69,620						$ 69,620	$ (178)
Average interest rate	5.0%						5.0%	
Interest rate lock commitments:								
Notional amount	$94,809						$ 94,809	$ 1,770
Average interest rate	5.6%						5.6%	

[1] *Variable interest rate available to the Company is based upon LIBOR, federal funds or prime rate plus a specified margin.*

Interest rate risk is a primary market risk facing the Company. Interest rate risk not only arises principally in the Company's financial services segment, but also in respect to the homebuilding segment's revolving credit facility. The Company enters into forward-delivery contracts and may, at times, use other hedging contracts to mitigate its exposure to movements in interest rates on interest rate lock commitments (IRLCs) and mortgage loans held-for-sale. In managing interest rate risk, the Company does not speculate on the direction of interest rates.

Consolidated Statements of Earnings

(in thousands, except share data)	YEAR ENDED DECEMBER 31,		
	2004	2003	2002
REVENUES			
Homebuilding	$ 3,867,086	$ 3,355,450	$ 2,805,055
Financial services	84,735	88,679	72,158
TOTAL REVENUES	3,951,821	3,444,129	2,877,213
EXPENSES			
Cost of sales	2,964,087	2,615,975	2,216,059
Selling, general and administrative	372,660	333,726	281,049
Financial services	26,825	24,339	21,299
Corporate	65,810	61,263	40,075
Interest	1,227	7,523	9,391
Expenses related to early retirement of debt	-	5,086	-
TOTAL EXPENSES	3,430,609	3,047,912	2,567,873
Earnings before taxes	521,212	396,217	309,340
Tax expense	200,667	154,525	123,736
NET EARNINGS	$ 320,545	$ 241,692	$ 185,604
NET EARNINGS PER COMMON SHARE			
Basic	$ 6.72	$ 4.86	$ 3.51
Diluted	6.36	4.56	3.32
AVERAGE COMMON SHARES OUTSTANDING			
Basic	47,678,887	49,718,032	52,842,620
Diluted	50,378,840	53,044,404	55,918,286
DIVIDENDS DECLARED PER COMMON SHARE	$ 0.21	$ 0.08	$ 0.04

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(in thousands, except share data)	December 31, 2004	December 31, 2003
ASSETS		
Cash and cash equivalents	$ 88,388	$ 316,704
Housing inventories		
Homes under construction	1,002,214	734,280
Land under development and improved lots	877,801	602,504
Consolidated inventory not owned	144,118	59,868
Total inventories	2,024,133	1,396,652
Property, plant and equipment	50,258	40,853
Net deferred taxes	45,708	37,443
Purchase price in excess of net assets acquired	18,185	18,185
Other	198,298	197,753
TOTAL ASSETS	2,424,970	2,007,590
LIABILITIES		
Accounts payable	200,611	157,488
Accrued and other liabilities	500,808	395,033
Debt	558,942	573,876
TOTAL LIABILITIES	1,260,361	1,126,397
MINORITY INTEREST	107,775	56,651
STOCKHOLDERS' EQUITY		
Common stock, $1.00 par value:		
Authorized — 80,000,000 shares		
Issued — 47,348,070 shares at December 31, 2004 (48,552,494 shares at December 31, 2003)	47,348	48,552
Retained earnings	1,009,242	774,859
Accumulated other comprehensive income	244	1,131
TOTAL STOCKHOLDERS' EQUITY	1,056,834	824,542
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,424,970	$2,007,590

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(in thousands, except share data)	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT JANUARY 1, 2002	$52,868	$ –	$ 508,530	$1,464	$ 562,862
Comprehensive income:					
Net earnings			185,604		185,604
Other comprehensive income, net of tax:					
Unrealized losses on mortgage-backed securities, net of taxes of $(67)				(106)	(106)
Total comprehensive income					185,498
Common stock dividends (per share $0.04)			(2,134)		(2,134)
Repurchase of common stock	(4,612)	(27,504)	(63,800)		(95,916)
Employee stock plans and related income tax benefit	2,265	27,504			29,769
BALANCE AT DECEMBER 31, 2002	50,521	–	628,200	1,358	680,079
Comprehensive income:					
Net earnings			241,692		241,692
Other comprehensive income, net of tax:					
Unrealized losses on mortgage-backed securities, net of taxes of $(139)				(227)	(227)
Total comprehensive income					241,465
Common stock dividends (per share $0.08)			(3,966)		(3,966)
Repurchase of common stock	(3,996)	(35,876)	(91,067)		(130,939)
Employee stock plans and related income tax benefit	2,027	35,876			37,903
BALANCE AT DECEMBER 31, 2003	48,552	–	774,859	1,131	824,542
Comprehensive income:					
Net earnings			320,545		320,545
Other comprehensive income, net of tax:					
Unrealized losses on mortgage-backed securities, net of taxes of $(542)				(887)	(887)
Total comprehensive income					319,658
Common stock dividends (per share $0.21)			(10,064)		(10,064)
Repurchase of common stock	(2,939)	(39,259)	(76,098)		(118,296)
Employee stock plans and related income tax benefit	1,735	39,259			40,994
BALANCE AT DECEMBER 31, 2004	$47,348	$ –	$1,009,242	$ 244	$1,056,834

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(in thousands)	YEAR ENDED DECEMBER 31, 2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net earnings	$ 320,545	$ 241,692	$ 185,604
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	38,519	36,436	32,670
Changes in assets and liabilities:			
Increase in inventories	(585,562)	(239,989)	(200,623)
Net change in other assets, payables and other liabilities	119,632	83,299	52,866
Tax benefit from exercise of stock options	17,475	17,120	12,103
Other operating activities, net	10,920	913	5,095
Net cash (used for) provided by operating activities	(78,471)	139,471	87,715
CASH FLOWS FROM INVESTING ACTIVITIES			
Net additions to property, plant and equipment	(47,131)	(32,541)	(36,547)
Principal reduction of mortgage-backed securities, notes receivable and mortgage collateral	19,336	18,672	25,314
Net cash used for investing activities	(27,795)	(13,869)	(11,233)
CASH FLOWS FROM FINANCING ACTIVITIES			
Cash proceeds of long-term debt	–	150,000	–
Repayment of long-term debt	–	(100,000)	–
Decrease in short-term borrowings	(14,934)	(13,561)	(19,509)
Common stock dividends	(9,661)	(2,020)	(2,148)
Common stock repurchases	(118,296)	(130,939)	(95,916)
Proceeds from stock option exercises	15,907	15,190	11,382
Other financing activities, net	4,934	2,987	844
Net cash used for financing activities	(122,050)	(78,343)	(105,347)
Net (decrease) increase in cash and cash equivalents	(228,316)	47,259	(28,865)
Cash and cash equivalents at beginning of year	316,704	269,445	298,310
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 88,388	$ 316,704	$ 269,445
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid for interest (net of capitalized interest)	$ 763	$ 7,652	$ 14,275
Cash paid for income taxes	177,449	132,731	101,939
SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES			
Increases in consolidated inventory not owned related to land options	$ 41,919	$ 56,651	$ –

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note A: Summary of Significant Accounting Policies

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of The Ryland Group, Inc. and its wholly-owned subsidiaries ("the Company"). Intercompany transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the 2004 presentation.

USE OF ESTIMATES

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid short-term investments and cash held in escrow to be cash equivalents. Cash equivalents totaled $61.7 million and $309.5 million at December 31, 2004 and 2003, respectively.

PER SHARE DATA

Basic net earnings per common share is computed by dividing net earnings by the weighted-average number of common shares outstanding. Additionally, diluted net earnings per common share give effect to dilutive common stock equivalent shares.

STOCK SPLITS

All references in the consolidated financial statements to common shares, share prices, per share amounts and stock plans have been retroactively restated for the 2004 and 2002 two-for-one stock splits. (See Note I.)

HOMEBUILDING REVENUES

Homebuilding revenues are recognized when home sales are closed and title and possession are transferred to the buyer in accordance with Statement of Financial Accounting Standards No. 66 (SFAS 66), "Accounting for Sales of Real Estate." Sales incentives are expensed as incurred.

HOUSING INVENTORIES

Housing inventories consist principally of homes under construction, land under development and improved lots. Inventories to be held and used are stated at cost, unless a community is determined to be impaired, in which case the impaired inventories are written down to fair value. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and sales of comparable assets. Inventories to be disposed of are stated at either the lower of cost or fair value, less cost to sell, and are reported net of valuation reserves. Write-downs of impaired inventories to fair value are recorded as adjustments to the cost basis of the respective inventory. Valuation reserves related to inventories to be disposed of amounted to $1.4 million at December 31, 2004, and $1.5 million at December 31, 2003. The net carrying values of the related inventories amounted to $31,000 and $795,000 at December 31, 2004 and 2003, respectively.

Costs of inventory include direct costs of land and land development; material acquisition; and home construction expenses. The costs of acquiring and developing land and constructing certain related amenities are allocated to the parcels to which these costs relate. Interest and taxes are capitalized during the land development stage.

The following table is a summary of capitalized interest:

(in thousands)	2004	2003
Capitalized interest at January 1	$ 45,163	$ 40,824
Interest capitalized	52,015	42,602
Interest amortized to cost of sales	(41,764)	(38,263)
Capitalized interest at December 31	$ 55,414	$ 45,163

VARIABLE INTEREST ENTITIES

Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities," requires a variable interest entity (VIE) to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities and/or entitled to receive a majority of the VIE's residual returns. FIN 46 also requires disclosures about VIEs that the Company is not required to consolidate but in which it has a significant, though not primary, variable interest.

The Company routinely enters into joint ventures for the purpose of acquisition and co-development of lots. The Company's investment in these joint ventures may create a variable interest in a VIE, depending on the contractual terms of the arrangement. Additionally, in the ordinary course of business, the Company enters into lot option purchase contracts in order to procure land for the construction of homes. Under such lot option purchase contracts, the Company funds stated deposits in consideration for the right to purchase lots at a future point in time, usually at predetermined prices. In accordance with the requirements of FIN 46, certain of the Company's lot option purchase contracts may result in the creation of a variable interest with a VIE holding the land parcel under option.

In accordance with the provisions of FIN 46, the Company consolidated $144.1 million of inventory not owned at December 31, 2004, $110.3 million of which pertained to lot option contracts and $33.8 million of which pertained to three of the Company's homebuilding joint ventures. (See further discussion in "Investments in Joint Ventures" below.) While the Company may not have had legal title to the optioned land or guaranteed the seller's debt associated with that property, under FIN 46 it had the primary variable interest and was required to consolidate the particular VIE's assets under option at fair value. This represents the fair value of the optioned property. Additionally, to reflect the fair value of the inventory consolidated under FIN 46, the Company eliminated $11.7 million of its related cash deposits for lot option contracts, which are included in consolidated inventory not owned. Minority interest totaling $98.6 million was recorded with respect to the consolidation of these contracts, representing the selling entities' ownership interests in these VIEs. At December 31, 2004, the Company had cash deposits and letters of credit totaling $17.5 million relating to lot option contracts that were consolidated, representing its current maximum exposure to loss. Creditors of these VIEs, if any, have no recourse against the Company. At December 31, 2004, the Company had cash deposits and/or letters of credit totaling $76.1 million which were associated with lot option purchase contracts that had an aggregate purchase price of $1.3 billion and that were related to VIEs in which it did not have a primary variable interest.

SERVICE LIABILITIES

Service, warranty and completion costs are estimated and accrued at the time a home closes and updated as experience requires.

INVESTMENTS IN JOINT VENTURES

The Company routinely enters into joint ventures for the purpose of acquisition and co-development of lots. Currently, the Company participates in homebuilding joint ventures in the Atlanta, Chicago, Dallas, Denver, Orlando, Phoenix and Washington, D.C., markets. The Company participates in a number of joint ventures in which it has less than a controlling interest. At December 31, 2004 and 2003, the Company's investment in unconsolidated joint ventures amounted to $2.5 million and $14.0 million, respectively. The Company recognizes its share of the respective joint ventures' earnings from the sale of lots to other homebuilders. It does not, however, recognize earnings from lots that it purchases from the joint ventures. Instead, it reduces its cost basis in these lots by its share of the earnings from the lots. The Company's equity in earnings of these unconsolidated joint ventures was $5.8 million for the year ended December 31, 2004, compared to losses of $94,000 for the same period in 2003 and earnings of $2.7 million for the same period in 2002. The aggregate assets of the unconsolidated joint ventures in which the Company participated were $10.3 million and $47.3 million at December 31, 2004 and 2003, respectively. At December 31, 2004 and 2003, the aggregate debt of the unconsolidated joint ventures in which the Company participated was $3.6 million and $21.1 million, respectively. The Company does not guarantee the debt of its unconsolidated joint ventures.

At December 31, 2004, three of the joint ventures in which the Company participates were consolidated in accordance with the provisions of FIN 46, as the Company was determined to have the primary variable interest in the entities. In association with these consolidated joint ventures, the Company recorded pretax earnings of $130,000 for 2004. Total assets of $34.4 million (including consolidated inventory not owned), total liabilities of $18.1 million and minority interest of $9.2 million were consolidated.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, which includes model home furnishings of $43.2 million at December 31, 2004, are carried at cost less accumulated depreciation and amortization. Depreciation is provided for, principally, by the straight-line method over the estimated useful lives of the assets. Model home furnishings, which are amortized over the life of the community as homes are closed, are included in cost of sales.

PURCHASE PRICE IN EXCESS OF NET ASSETS ACQUIRED

Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets," requires that goodwill and other intangible assets no longer be amortized but be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity-method investments no longer be amortized.

The Company adopted the provisions of SFAS 142 on January 1, 2002, and performs impairment tests of its goodwill annually as of March 31. The Company tests goodwill for impairment by using the two-step process prescribed in SFAS 142. The first step is used to identify potential impairment, while the second step measures the amount of impairment. The Company had no impairment in the years ended December 31, 2004 or 2003.

The Company's application of the nonamortization provisions of SFAS 142 resulted in the elimination of its goodwill amortization expense in 2004, 2003 and 2002.

Goodwill is allocated to the reporting unit from which it originated. At December 31, 2004, goodwill attributable to the Company's homebuilding operations was $18.2 million, net of $24.9 million of accumulated amortization.

INCOME TAXES

The Company files a consolidated federal income tax return. Certain items of income and expense are included in one period for financial reporting purposes and in another for income tax purposes. Deferred income taxes are provided in recognition of these differences. Deferred tax assets and liabilities are determined based on enacted tax rates and are subsequently adjusted for changes in these rates. A change in deferred tax assets or liabilities results in a charge or credit to deferred tax expense.

STOCK-BASED COMPENSATION

The Company has elected to follow the intrinsic value method to account for compensation expense, which is related to the award of stock options, and to furnish the pro forma disclosures required under Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," as amended. Since stock option awards are granted at prices no less than the fair market value of the shares at the date of grant, no compensation expense is recognized.

Had compensation expense been determined based on fair value at the grant date for stock option awards, consistent with the provisions of SFAS 123, the Company's net earnings and earnings per share in 2004, 2003 and 2002 would have been reduced to the pro forma amounts indicated in the following table:

	YEAR ENDED DECEMBER 31,		
(in thousands, except share data)	2004	2003	2002
Net earnings, as reported	$320,545	$241,692	$185,604
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	–	–	–
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(5,662)	(3,991)	(3,455)
Pro forma net earnings	$314,883	$237,701	$182,149
Earnings per share:			
Basic — as reported	$ 6.72	$ 4.86	$ 3.51
Basic — pro forma	6.60	4.78	3.45
Diluted — as reported	6.36	4.56	3.32
Diluted — pro forma	6.25	4.48	3.26

The fair value of each option grant is estimated on the grant date by using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants in 2004, 2003 and 2002, respectively: a risk-free interest rate of 2.4 percent, 2.1 percent and 4.0 percent; an expected volatility factor for the market price of the Company's common stock of 38.4 percent, 37.6 percent and 36.8 percent; a dividend yield of 0.5 percent, 0.3 percent and 0.2 percent; and an expected life of three years. The weighted-average fair values at the grant date for options granted in 2004, 2003 and 2002 were $11.65, $7.28 and $6.57, respectively.

MORTGAGE-BACKED SECURITIES AND NOTES RECEIVABLE

Mortgage-backed securities and notes receivable consist of GNMA certificates, FNMA mortgage pass-through certificates, FHLMC participation certificates, notes receivable secured by mortgage-backed securities, whole loans and funds held by trustee. Mortgage-backed securities were classified as available-for-sale and carried in the consolidated balance sheets at fair value in "Other" assets, with unrealized gains and losses, net of applicable taxes, recorded as a component of accumulated other comprehensive income in stockholders' equity. The estimated fair value of these securities is determined based on current market quotations or market prices for similar financial instruments.

LOAN ORIGINATION FEES, COSTS, MORTGAGE DISCOUNTS AND LOAN SALES

Loan origination fees, net of related direct origination costs and loan discount points, are recognized in current earnings upon the sale of related mortgage loans. Gains or losses on the sale of mortgage loans and related servicing rights are recognized when the Company transfers title to the purchaser.

DERIVATIVE INSTRUMENTS

In the normal course of business and pursuant to its risk-management policy, the Company enters, as an end user, into derivative instruments, including forward-delivery contracts for loans and mortgage-backed securities; options on forward-delivery contracts; futures contracts; and options on futures contracts, to minimize the impact of movements in market interest rates on interest rate lock commitments (IRLCs) and mortgage loans held-for-sale. Major factors influencing the use of various hedging contracts include general market conditions, interest rates, types of mortgages originated and the percentage of IRLCs expected to fund. The Company is exposed to credit-related losses in the event of nonperformance by counterparties to certain hedging contracts. Credit risk is limited to those instances where the Company is in a net unrealized gain position. It manages this credit risk by entering into agreements with counterparties meeting its credit standards and by monitoring position limits. The Company elected not to use hedge accounting treatment with respect to its economic hedging activities. Accordingly, all derivative instruments used as economic hedges are carried in the consolidated balance sheets in "Other" assets or "Accrued and other liabilities" at fair value, with changes in value recorded in current earnings. The Company's mortgage pipeline includes IRLCs, which represent commitments that have been extended by the Company to those borrowers who have applied for loan funding and have met certain defined credit and underwriting criteria. The Company determined that its IRLCs meet the definition of derivatives under Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivatives and Hedging Activities," as amended.

ADVERTISING COSTS

The Company expenses advertising costs as they are incurred. Advertising costs totaled $21.6 million, $16.8 million and $18.9 million in 2004, 2003 and 2002, respectively.

COMPREHENSIVE INCOME

Comprehensive income consists of net income and the increase or decrease of unrealized gains or losses on the Company's available-for-sale securities. Comprehensive income totaled $319.7 million, $241.5 million and $185.5 million for the years ended December 31, 2004, 2003 and 2002, respectively.

NEW ACCOUNTING PRONOUNCEMENTS

SAB 105

In March 2004, the SEC issued Staff Accounting Bulletin No. 105 (SAB 105), "Application of Accounting Principles to Loan Commitments," which provides guidance regarding IRLCs that are accounted for as derivative instruments in accordance with SFAS 133. SAB 105 states that the value of expected future cash flows related to servicing rights and other intangible components should be excluded when determining the fair value of derivative IRLCs and that such value should not be recognized until the underlying loans are sold. SAB 105 is applicable to IRLCs initiated after March 31, 2004. Additionally, SAB 105 requires both the disclosure of the accounting policy for loan commitments, including the methods and assumptions used to estimate the fair value of these commitments, and any associated hedging strategies. The Company's current accounting policy for determining the fair value of IRLCs requires consideration of the terms of the individual IRLCs (including loan type, coupon and expected funding date) in comparison to current market conditions. The value of servicing rights and other intangible components representing potential economic gains the Company expects to receive upon disposition of its funded loans is not included in the determination of the fair value of IRLCs while they are outstanding.

The implementation of SAB 105 did not have a material impact on the Company's financial condition or results of operations.

SFAS 123(R)

In December 2004, the Financial Accounting Standards Board issued Statement No. 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)), which is a revision of SFAS 123. SFAS 123(R) supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows." While generally similar in approach to its predecessor statement, SFAS 123(R) requires that all share-based payments to employees, including grants of employee stock options, be recognized in the financial statements based on their fair values. SFAS 123(R) permits public companies to adopt its requirements using either the "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) for all share-based payments granted after the effective date and (b) for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date; or the "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption. SFAS 123(R) is effective for public companies at the beginning of the first interim or annual period beginning after June 15, 2005. As permitted by SFAS 123, the Company currently accounts for share-based payments to employees by using APB Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. The Company will implement the provisions of SFAS 123(R) in the third quarter of 2005, which will have an impact on its statements of earnings, although the Company does not expect implementation to have a material impact on its overall financial position. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it depends on levels of share-based payments granted in the future. However, had SFAS 123(R) been adopted in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note A to the Consolidated Financial Statements under "Stock-Based Compensation." SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $17.5 million, $17.1 million and $12.1 million in 2004, 2003 and 2002, respectively.

Note B: Segment Information

The Company is a leading national homebuilder and mortgage-related financial services firm. As one of the largest single-family on-site homebuilders in the United States, it builds homes in 27 markets. The Company's homebuilding segment specializes in the sale and construction of single-family attached and detached housing. The Company's financial services segment provides loan origination; title, escrow and insurance brokerage services; and maintains a portfolio of mortgage-backed securities and notes receivable. Corporate is a nonoperating business segment with the sole purpose of supporting operations. Certain corporate expenses are allocated to the homebuilding and financial services segments.

The Company evaluates performance and allocates resources based on a number of factors, including segment pretax earnings. The accounting policies of the segments are the same as those described in Note A, Summary of Significant Accounting Policies.

(in thousands)	YEAR ENDED DECEMBER 31, 2004	2003	2002
REVENUES			
Homebuilding	$3,867,086	$ 3,355,450	$2,805,055
Financial services	84,735	88,679	72,158
Total	$3,951,821	$3,444,129	$2,877,213
PRETAX EARNINGS			
Homebuilding	$ 530,129	$ 394,631	$ 301,121
Financial services	56,893	62,849	48,294
Corporate	(65,810)	(61,263)	(40,075)
Total	$ 521,212	$ 396,217	$ 309,340
DEPRECIATION AND AMORTIZATION			
Homebuilding	$ 33,122	$ 30,448	$ 27,901
Financial services	623	922	819
Corporate	4,774	5,066	3,950
Total	$ 38,519	$ 36,436	$ 32,670
IDENTIFIABLE ASSETS			
Homebuilding	$2,217,589	$1,829,640	$1,483,505
Financial services	69,559	68,270	83,614
Corporate and other	137,822	109,680	90,632
Total	$2,424,970	$2,007,590	$1,657,751

Note C: Earnings Per Share Reconciliation

The following table sets forth the computation of basic and diluted earnings per share:

(in thousands, except share data)	YEAR ENDED DECEMBER 31, 2004	2003	2002
NUMERATOR			
Net earnings	$ 320,545	$ 241,692	$ 185,604
DENOMINATOR			
Basic earnings per share — weighted-average shares	47,678,887	49,718,032	52,842,620
Effect of dilutive securities:			
Stock options	2,282,812	2,622,548	2,405,840
Equity incentive plan	417,141	703,824	669,826
Dilutive potential of common shares	2,699,953	3,326,372	3,075,666
Diluted earnings per share — adjusted weighted-average shares and assumed conversions	50,378,840	53,044,404	55,918,286
NET EARNINGS PER COMMON SHARE			
Basic	$ 6.72	$ 4.86	$ 3.51
Diluted	6.36	4.56	3.32

Options to purchase 420,000 shares, 227,000 shares and 1,353,400 shares of common stock at various prices were outstanding at December 31, 2004, 2003 and 2002, respectively, but were not included in the computation of diluted earnings per share for those annual periods because the exercise prices were greater than the average market price of the common shares, and, therefore, their effect would have been antidilutive.

Note D: Limited-purpose Subsidiaries

The Company's limited-purpose subsidiaries no longer issue mortgage-backed securities and mortgage-participation securities, but they continue to hold collateral for previously issued mortgage-backed bonds in which the Company maintains a residual interest. Payments made on the bonds are on a scheduled basis in amounts relating to corresponding payments received on the underlying mortgage collateral. Bonds payable are reported in the balance sheet in "Accrued and other liabilities."

Collateral for bonds payable, which consists of mortgage-backed securities; notes receivable secured by mortgage-backed securities and mortgage loans; fixed-rate mortgage loans; and funds held by trustee, is reported in the balance sheet under "Other" assets. Mortgage-backed securities consist of GNMA certificates, FNMA mortgage pass-through certificates and FHLMC participation certificates. All principal and interest on collateral is remitted directly to a trustee and is available for payment on the bonds. Neither the Company nor its homebuilding and financial services subsidiaries have guaranteed these nonrecourse bond issues.

The following table sets forth information with respect to the limited-purpose subsidiaries' bonds payable outstanding at December 31:

(in thousands)	2004	2003
Bonds payable, net of discounts: 2004 — $186; 2003 — $242	$5,097	$8,011
Range of interest rates	7.25% – 11.65%	7.25% – 11.65%
Stated maturities	2009 – 2018	2009 – 2018

Note E: Fair Values of Financial Instruments

The Company's financial instruments are held for purposes other than trading. The fair values of these financial instruments are based on quoted market prices, where available, or are estimated by using either present value or other valuation techniques. Estimated fair values are significantly affected by the assumptions used, including discount rates and estimates of cash flows. In that regard, derived fair value estimates cannot always be substantiated by comparison to independent markets and, in some cases, cannot be realized in the immediate settlement of the instruments.

The table below sets forth the carrying values and fair values of the Company's financial instruments at December 31. It excludes nonfinancial instruments, and, accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

	2004		2003	
(in thousands)	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
OTHER ASSETS				
Mortgage loans held-for-sale	$ 20,540	$ 20,919	$ 21,920	$ 22,234
Mortgage-backed securities and notes receivable	10,220	10,763	26,260	27,304
Collateral for bonds payable of the limited-purpose subsidiaries	6,082	6,106	9,188	9,241
OTHER LIABILITIES				
Bonds payable of the limited-purpose subsidiaries	$ 5,097	$ 5,564	$ 8,011	$ 8,721
DEBT				
Senior notes	$397,000	$421,954	$397,000	$427,141
Senior subordinated notes	143,500	159,823	143,500	160,519
OTHER FINANCIAL INSTRUMENTS				
Interest rate lock commitments	$ 1,770	$ 1,770	$ 1,625	$ 1,625
Forward-delivery contracts	(178)	(178)	(124)	(124)
Other	(126)	(126)	(19)	(19)

The carrying amounts of cash and cash equivalents, secured notes payable and short-term borrowings under various credit agreements are reported in the balance sheet and approximate their fair values. The fair values of the senior notes; senior subordinated notes; mortgage loans held-for-sale; mortgage-backed securities and notes receivable; forward-delivery and other hedging contracts; and interest rate lock commitments are based on either quoted market prices or market prices for similar financial instruments.

Note F: Derivative Instruments

The Company, which uses financial instruments in its normal course of operations, has no derivative financial instruments that are held for trading purposes.

The contract or notional amounts of these financial instruments at December 31 were as follows:

(in thousands)	2004	2003
Interest rate lock commitments	$94,809	$73,590
Hedging contracts:		
Forward-delivery contracts	$69,620	$84,491
Other	35,000	20,000

IRLCs represent loan commitments with customers at market rates up to 180 days before settlement. IRLCs expose the Company to market risk as a result of increases in mortgage interest rates. IRLCs had interest rates ranging from 1.0 percent to 9.5 percent at December 31, 2004, and 4.9 percent to 10.2 percent at December 31, 2003.

Hedging contracts are regularly entered into by the Company for the purpose of mitigating its exposure to movements in interest rates on IRLCs and mortgage loans held-for-sale. The selection of these hedging contracts is based upon the Company's secondary marketing strategy, which establishes a risk-tolerance level. Major factors influencing the use of various hedging contracts include general market conditions, interest rates, types of mortgages originated and the percentage of IRLCs expected to fund. The market risk assumed while holding the hedging contracts generally mitigates the market risk associated with IRLCs and mortgage loans held-for-sale.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to certain hedging contracts. Credit risk is limited to those instances where the Company is in a net unrealized gain position. The Company manages this credit risk by entering into agreements with counterparties meeting its credit standards and by monitoring position limits.

Note G: Debt

Debt consists of the following at December 31:

(in thousands)	2004	2003
Senior notes	$397,000	$397,000
Senior subordinated notes	143,500	143,500
Secured notes payable	7,952	7,122
Financial services' revolving credit agreement	10,490	14,247
Repurchase agreement	–	12,007
Total	$558,942	$573,876

Maturities of debt are scheduled as follows:

(in thousands)	
2005	$ 18,112
2006	100,300
2007	30
2008	150,000
After 2008	290,500
Total debt	$558,942

In 2004, the Company executed an agreement for a new $500.0 million unsecured revolving credit facility. The agreement, maturing in June 2009, contains an accordion feature under which the aggregate commitment may be increased up to $650.0 million, subject to the availability of additional commitments. Borrowings under this agreement bear interest at variable short-term rates. In addition to the stated interest rates, the agreement requires the Company to pay certain fees. The Company used its unsecured revolving credit facility to finance increases in its homebuilding inventory and working capital, although it did not utilize its previous $400.0 million revolving credit facility during 2003. There were no outstanding borrowings under these agreements at December 31, 2004 and 2003. The agreement contains numerous restrictive covenants. At December 31, 2004, the Company was in compliance with these covenants. The effective interest rate was 4.1 percent for 2004 and 4.8 percent for 2002.

At December 31, 2004, the Company had $143.5 million of 9.1 percent senior subordinated notes due June 2011, with interest payable semiannually, which may be redeemed at a stated redemption price at the option of the Company, in whole or in part, at any time on or after June 15, 2006. Senior subordinated notes are subordinated to all existing and future senior debt of the Company.

At December 31, 2004, the Company had $100.0 million of 8.0 percent senior notes due August 2006, with interest payable semiannually, which may not be redeemed prior to maturity. Additionally, the Company had $150.0 million of 5.4 percent senior notes due June 2008, with interest payable semiannually, which may be redeemed at a stated redemption price at the option of the Company, in whole or in part, at any time. Also at December 31, 2004, the Company had $147.0 million of 9.8 percent senior notes due September 2010, with interest payable semiannually, which may be redeemed at a stated redemption price at the option of the Company, in whole or in part, at any time on or after September 1, 2005.

The Company's obligations to pay principal, premium, if any, and interest under its $500.0 million unsecured revolving credit facility; the 8.0 percent senior notes due August 2006; the 5.4 percent senior notes due June 2008; and the 9.8 percent senior notes due September 2010 are guaranteed on a joint and several basis by substantially all of its wholly-owned homebuilding subsidiaries (the "Guarantor Subsidiaries"). Such guarantees are full and unconditional. (See Note L.)

The senior and senior subordinated note and indenture agreements, as well as the unsecured revolving credit facility, contain numerous restrictive covenants which include, among other things, limitations on change of control; liens and guarantees; dividends and distributions; sale of assets; modification of debt instruments; transactions with affiliates; and inventory. At December 31, 2004, the Company had $170.3 million of retained earnings available for dividends and was in compliance with these covenants.

During the fourth quarter of 2004, the financial services segment terminated its repurchase agreement. The agreement, which provided for borrowings of up to $80.0 million, was used to finance mortgage investment portfolio securities and was collateralized by mortgage loans and mortgage-backed securities. During the third quarter of 2004, the underlying collateral was sold and proceeds from the sale were used to pay off the facility. As a result of the sale of the underlying collateral, RMC no longer had a need for this borrowing facility. Borrowings totaling $12.0 million were outstanding against this agreement at December 31, 2003, and were collateralized by mortgage loans and mortgage-backed securities. The outstanding collateral balance was $11.2 million, with a fair value of $12.0 million, at December 31, 2003. Weighted-average borrowings during the period were $6.4 million, $15.7 million and $24.0 million for 2004, 2003 and 2002, respectively. The interest rate at December 31, 2003, was 2.1 percent. Weighted-average interest rates during the period were 1.5 percent, 1.6 percent and 2.0 percent for 2004, 2003 and 2002, respectively.

In 2004, the Company's financial services segment renewed and extended a revolving credit facility used to finance mortgage investment portfolio securities. The facility, previously $25.0 million, was renewed for $15.0 million. The agreement matures in March 2005 and bears interest at market rates. Borrowings outstanding under this facility totaling $10.5 million and $14.3 million, respectively, were collateralized by collateralized mortgage obligations previously issued by one of the Company's limited-purpose subsidiaries and had principal balances of $10.4 million and $14.1 million, with fair values of $11.0 million and $14.9 million, at December 31, 2004 and 2003, respectively. Weighted-average borrowings during the period were $12.3 million, $18.3 million and $27.5 million for 2004, 2003 and 2002, respectively. The interest rates at the end of the period were 2.8 percent and 1.9 percent for 2004 and 2003, respectively. Weighted-average interest rates during the period were 2.2 percent, 2.0 percent and 2.6 percent for 2004, 2003 and 2002, respectively. The revolving credit agreement contains certain financial covenants which include minimum thresholds for net worth and cash flow, plus maximum thresholds for investments and leverage ratios. The Company was in compliance with these covenants at December 31, 2004.

To finance land purchases, the Company may also use seller-financed nonrecourse secured notes payable. At December 31, 2004 and 2003, outstanding seller-financed nonrecourse notes payable were $8.0 million and $7.1 million, respectively.

Note H: Income Taxes

The Company's expense for income taxes is summarized as follows:

(in thousands)	YEAR ENDED DECEMBER 31, 2004	2003	2002
CURRENT			
Federal	$ 181,426	$137,108	$106,722
State	27,079	17,884	17,014
Total current	208,505	154,992	123,736
DEFERRED			
Federal	(6,820)	(413)	–
State	(1,018)	(54)	–
Total deferred	(7,838)	(467)	–
Total expense	$200,667	$154,525	$123,736

The following table reconciles the statutory federal income tax rate to the Company's effective income tax rate:

	YEAR ENDED DECEMBER 31, 2004	2003	2002
Income taxes at federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax	3.2	3.0	3.6
Other, net	0.3	1.0	1.4
Effective rate	38.5%	39.0%	40.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31 were as follows:

(in thousands)	2004	2003
DEFERRED TAX ASSETS		
Warranty, legal and other accruals	$28,227	$30,534
Employee benefits	32,001	23,045
Noncash charge for impairment of long-lived assets	655	950
Other	1,199	665
Total deferred tax assets	62,082	55,194
DEFERRED TAX LIABILITIES		
Installment sales method and deferred gains	(5,327)	(7,439)
Capitalized expenses	(8,886)	(8,036)
Other	(2,161)	(2,276)
Total deferred tax liabilities	(16,374)	(17,751)
Net deferred tax asset	$45,708	$37,443

The Company determined that no valuation allowance for the deferred tax asset was required. The Company had a total current tax liability of $48.4 million and $34.9 million at December 31, 2004 and 2003, respectively. These amounts are reported in the balance sheet in "Accrued and other liabilities."

Note I: Stockholders' Equity

COMMON SHARE PURCHASE RIGHTS

In 1996, the Company adopted a revised stockholder rights plan under which it distributed one common share purchase right for each share of common stock outstanding on January 13, 1997. Each right entitles the holder to purchase one share of common stock at an exercise price of $17.50. The rights become exercisable ten business days after any party acquires, or announces an offer to acquire, 20.0 percent or more of the Company's common stock. The rights expire January 13, 2007, and are redeemable at $0.0025 per right at any time before ten business days following the time that any party acquires 20.0 percent or more of the Company's common stock.

In the event that the Company enters into a merger or other business combination, or if a substantial amount of its assets are sold after the time that the rights become exercisable, the holder will receive, upon exercise, shares of the common stock of the surviving or acquiring company having a market value of twice the exercise price. Until the earlier of the time that the rights become exercisable, are redeemed or expire, the Company will issue one right with each new share of common stock.

STOCK SPLITS

On October 10, 2004, the Company's Board of Directors approved a two-for-one stock split of its common stock, which was effected in the form of a stock dividend. Record holders of the Company's common stock at the close of business on November 15, 2004, were entitled to one additional share for each share held at that time. The new shares were distributed on November 30, 2004.

On April 24, 2002, the Company's Board of Directors approved a two-for-one stock split of its common stock, which was effected in the form of a stock dividend. Record holders of the Company's common stock at the close of business on May 15, 2002, were entitled to one additional share for each share held at that time. The new shares were distributed on May 30, 2002.

Note J: Employee Incentive and Stock Plans

RETIREMENT SAVINGS OPPORTUNITY PLAN (RSOP)

All full-time employees are eligible to participate in the RSOP following 30 days of employment. Part-time employees are eligible to participate in the RSOP following the completion of one thousand hours of service within the first 12 months of employment or within any plan year after the date of hire. Pursuant to Section 401(k) of the Internal Revenue Code, the plan permits deferral of a portion of a participant's income into a variety of investment options. Total compensation expense related to the Company's matching contributions for this plan amounted to $9.3 million, $8.1 million and $7.2 million in 2004, 2003 and 2002, respectively.

Previously, the Company issued its preferred stock in connection with its matching contributions to those accounts. As a result of the redemption of its preferred stock in 2001, 455,974 and 506,864 shares of common stock were allocated to participants' accounts at December 31, 2004 and 2003, respectively.

EMPLOYEE STOCK PURCHASE PLAN (ESPP)

All full-time employees of the Company, with the exception of its executive officers, are eligible to participate in the ESPP. Eligible employees authorize payroll deductions to be made for the purchase of shares. The Company matches a portion of the employee's contribution by donating an additional 20.0 percent of the employee's payroll deduction. Stock is purchased by a plan administrator on a regular monthly basis. All brokerage and transaction fees for purchasing the stock are paid for by the Company. The Company's expense related to its matching contribution for this plan was $390,000, $321,000 and $258,000 in 2004, 2003 and 2002, respectively.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLANS

The Company has supplemental nonqualified retirement plans, which vest over five-year periods beginning in 2003, pursuant to which the Company will pay supplemental pension benefits to key employees upon retirement. In connection with these plans, the Company has purchased cost-recovery life insurance on the lives of certain employees. Insurance contracts associated with the plans are held by trusts established as part of the plans to implement and carry out their provisions and finance their related benefits. The trusts are owners and beneficiaries of such contracts. The amount of coverage is designed to provide sufficient revenue to cover all costs of the plans if assumptions made as to employment term, mortality experience, policy earnings and other factors are realized. At December 31, 2004 and 2003, the cash surrender value of these contracts was $13.0 million and $6.1 million, respectively. The net periodic benefit cost of these plans for 2004 was $4.4 million, which included service costs of $4.7 million, interest costs of $677,000 and investment earnings of $1.0 million. The net periodic benefit cost of these plans for the year ended December 31, 2003, was $3.7 million and included service costs of $3.7 million, interest costs of $290,000 and investment earnings of $324,000. The $9.4 million and $4.0 million projected benefit obligations at December 31, 2004 and 2003, respectively, were equal to the net liability recognized in the balance sheet at those dates. For the year ended December 31, 2004, the weighted-average discount rate used for the plans was 7.7 percent, compared to 7.8 percent for the same period in 2003.

EQUITY INCENTIVE PLAN AND OTHER RELATED PLANS.

The Ryland Group, Inc. 2002 Equity Incentive Plan ("the Plan") permits the granting of stock options, stock appreciation rights, restricted or unrestricted stock awards, stock units or any combination of the foregoing to employees. This Plan replaces the Company's 1992 Equity Incentive Plan, which expired on April 15, 2002. The aggregate number of shares available for issuance under the Plan includes 30,864 shares carried over from the 1992 Equity Incentive Plan and 2.6 million new shares available under the terms of the Plan. Any shares of the Company's common stock covered by an award (or portion of an award) granted under the Plan or the 1992 Equity Incentive Plan that are forfeited, expired or canceled without delivery of shares of common stock, or which are tendered to the Company as full or partial payment of the exercise price or related tax withholding obligations, will again be available for award under the Plan. The Plan will remain in effect until April 24, 2012, unless it is terminated by the Board of Directors at an earlier date. The options are exercisable at various dates over one- to ten-year periods. Stock options granted in accordance with this plan generally have a maximum term of ten years and vest over three years. At December 31, 2004 and 2003, there were 765,408 and 1,540,584 stock options available for grant, respectively.

The Ryland Group, Inc. 2004 Non-Employee Director Equity Plan ("the Plan") provides for automatic grants of nonstatutory stock options to directors for the purchase of shares at prices not less than the fair market value of the shares at the date of grant. The Plan authorized the issuance of one million shares of common stock, in addition to the 353,200 shares carried over from the 2000 Non-Employee Director Equity Plan. All members of the Board of Directors who are not employees of the Company participate in the Plan. The Plan will remain in effect until January 1, 2014, unless it is terminated by the Compensation Committee of the Board of Directors at an earlier date. Stock options fully vest, become exercisable six months after the date of grant and have a maximum term of ten years. Upon termination of service on the Board of Directors, all stock options become fully vested, immediately exercisable and expire three years after the date of termination, regardless of their stated expiration dates. At December 31, 2004 and 2003, 1,153,200 and 353,200 stock options were available for grant, respectively.

The following is a summary of transactions relating to all stock option plans for each year ended December 31:

	2004		2003		2002	
	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
Options outstanding at beginning of year	6,012,876	$ 13.11	6,874,796	$ 10.11	7,346,568	$ 6.58
Granted	1,016,400	43.45	1,032,300	26.08	1,574,400	21.48
Exercised	(1,452,654)	10.95	(1,762,008)	8.62	(1,939,230)	5.87
Forfeited	(41,224)	25.13	(132,212)	18.19	(106,942)	11.94
Options outstanding at end of year	5,535,398	$ 19.15	6,012,876	$ 13.11	6,874,796	$ 10.11
Available for future grant	1,918,608		1,893,784		2,793,872	
Total shares reserved	7,454,006		7,906,660		9,668,668	
Options exercisable at end of year	3,676,991	$ 12.11	3,788,128	$ 7.76	3,997,936	$ 6.26
Prices related to options exercised during the year	$3.38–$22.70		$3.41–$22.70		$3.38–$11.35	

A summary of stock options outstanding and exercisable at December 31, 2004, follows:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED-AVERAGE REMAINING LIFE (YEARS)	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED-AVERAGE EXERCISE PRICE
$3.19 to $5.97	1,138,922	3.01	$ 3.89	1,138,922	$ 3.89
$6.04 to $11.38	1,399,090	5.00	7.69	1,399,090	7.69
$16.68 to $24.44	1,761,586	7.64	20.99	876,669	20.44
$34.70 to $57.54	1,235,800	9.27	43.58	262,310	43.58

The Company has made several restricted stock awards to senior executives under the 2002 Equity Incentive Plan and its predecessor plans. All restricted stock was awarded in the name of each participant, who had all the rights of other common stockholders, subject to restrictions and forfeiture provisions. Accordingly, such restricted stock awards were considered common stock equivalents. Compensation expense recognized for such awards totaled $14.3 million, $16.1 million and $9.8 million for the years ended December 31, 2004, 2003 and 2002, respectively.

The following is a summary of activity relating to restricted stock awards:

	2004	2003	2002
Restricted shares at January 1	638,600	904,200	500,000
Shares awarded	–	–	730,000
Shares vested	(281,800)	(265,600)	(325,800)
Restricted shares at December 31	356,800	638,600	904,200

At December 31, 2004, the outstanding restricted shares will vest as follows: 2005 — 168,800; 2006 — 94,000; and 2007 — 94,000.

All outstanding stock options and restricted stock awards have been granted in accordance with the terms of the 2002 Equity Incentive Plan, the 2004 Non-Employee Director Equity Plan and their respective predecessor plans, which were approved by the Company's stockholders.

Note K: Commitments and Contingencies

COMMITMENTS

In the normal course of business, the Company acquires rights under option agreements to purchase land or lots for use in future homebuilding operations. At December 31, 2004, it had related cash deposits and letters of credit outstanding of $134.3 million for land options and land purchase contracts having a total purchase price of $1.9 billion. At December 31, 2004, the Company had commitments with respect to option contracts having specific performance provisions of approximately $117.2 million, compared to $51.5 million at December 31, 2003.

Rent expense primarily relates to office facilities, model homes, furniture and equipment.

	YEAR ENDED DECEMBER 31,		
(in thousands)	2004	2003	2002
Total rent expense	$16,934	$17,937	$20,058
Less income from subleases	(295)	(215)	(1,233)
Net rent expense	$16,639	$17,722	$18,825

Future minimum rental commitments under noncancelable leases with remaining terms in excess of one year are as follows:

(in thousands)	
2005	$ 8,087
2006	8,177
2007	6,555
2008	5,845
2009	3,658
Thereafter	3,183
Less sublease income	(515)
Total lease commitments	$34,990

CONTINGENCIES

As an on-site housing producer, the Company is often required by some municipalities to obtain development or performance bonds and letters of credit in support of its contractual obligations. At December 31, 2004, total development bonds were $302.9 million and total deposits and letters of credit were $74.4 million. In the event that any such bonds or letters of credit are called, the Company would be required to reimburse the issuer; however, it does not expect that any currently outstanding bonds or letters of credit will be called.

IRLCs represent loan commitments with customers at market rates generally up to 180 days before settlement. At December 31, 2004, the Company had outstanding IRLCs totaling $94.8 million. Hedging contracts are entered into to mitigate the risk associated with interest rate fluctuations on IRLCs. (See further discussion of IRLCs in Note F.)

The Company provides product warranties to its customers covering workmanship and materials for one year, certain mechanical systems for two years and structural systems for ten years. The Company estimates and records warranty liabilities based upon historical experience and known risks at the time a home closes, and in the case of unexpected claims, upon identification and quantification of the obligations. Actual future warranty costs could differ from currently estimated amounts.

Changes in the Company's product liability during the period are as follows:

(in thousands)	2004	2003
Balance at January 1	$ 34,258	$ 29,860
Warranties issued	16,621	16,668
Settlements made	(21,287)	(16,201)
Changes in liability for accruals related to pre-existing warranties	3,498	3,931
Balance at December 31	$ 33,090	$ 34,258

The Company is party to various legal proceedings generally incidental to its businesses. Litigation reserves have been established based on discussions with counsel and the Company's analysis of historical claims. The Company has, and requires the majority of its subcontractors to have, general liability insurance that protects the Company against a portion of its risk of loss and to cover construction-related claims. The Company establishes reserves to cover its self-insured retentions and deductible amounts under those policies. Due to the high degree of judgment required in determining these estimated reserve amounts, actual future litigation costs could differ from the Company's currently estimated amounts.

Note L: Supplemental Guarantor Information

The Company's obligations to pay principal, premium, if any, and interest under its $500.0 million unsecured revolving credit facility; the 8.0 percent senior notes due August 2006; the 5.4 percent senior notes due June 2008; and the 9.8 percent senior notes due September 2010 are guaranteed on a joint and several basis by substantially all of its wholly-owned homebuilding subsidiaries (the "Guarantor Subsidiaries"). Such guarantees are full and unconditional.

In lieu of providing separate audited financial statements for the Guarantor Subsidiaries, the accompanying condensed consolidating financial statements have been included. Management does not believe that separate financial statements of the Guarantor Subsidiaries are material to investors and are, therefore, not presented.

The following information presents the consolidating statements of earnings, financial position and cash flows for (i) the parent company and issuer, The Ryland Group, Inc. ("TRG, Inc."); (ii) the Guarantor Subsidiaries; (iii) the non-guarantor subsidiaries; and (iv) the consolidation eliminations used to arrive at the consolidated information for The Ryland Group, Inc. and subsidiaries.

CONSOLIDATING STATEMENT OF EARNINGS

	YEAR ENDED DECEMBER 31, 2004				
(in thousands)	TRG, INC.	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	CONSOLIDATING ELIMINATIONS	CONSOLIDATED TOTAL
REVENUES					
Homebuilding	$2,403,614	$1,551,529	$ 1,341	$ (89,398)	$3,867,086
Financial services	-	-	84,735	-	84,735
TOTAL REVENUES	2,403,614	1,551,529	86,076	(89,398)	3,951,821
EXPENSES					
Cost of sales	1,832,163	1,219,981	1,341	(89,398)	2,964,087
Selling, general and administrative	219,388	153,160	112	-	372,660
Financial services	-	-	26,825	-	26,825
Corporate	15,735	50,075	-	-	65,810
Interest	(5,484)	5,694	1,017	-	1,227
TOTAL EXPENSES	2,061,802	1,428,910	29,295	(89,398)	3,430,609
Earnings before taxes	341,812	122,619	56,781	-	521,212
Tax expense	131,597	47,209	21,861	-	200,667
Equity in net earnings of subsidiaries	110,330	-	-	(110,330)	-
NET EARNINGS	$ 320,545	$ 75,410	$34,920	$(110,330)	$ 320,545

CONSOLIDATING STATEMENT OF EARNINGS

(in thousands)	TRG, INC.	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	CONSOLIDATING ELIMINATIONS	CONSOLIDATED TOTAL
	YEAR ENDED DECEMBER 31, 2003				
REVENUES					
Homebuilding	$2,153,561	$1,317,300	$ -	$(115,411)	$3,355,450
Financial services	-	-	88,679	-	88,679
TOTAL REVENUES	2,153,561	1,317,300	88,679	(115,411)	3,444,129
EXPENSES					
Cost of sales	1,671,666	1,059,627	93	(115,411)	2,615,975
Selling, general and administrative	203,246	130,401	79	-	333,726
Financial services	-	-	24,339	-	24,339
Corporate	15,378	45,885	-	-	61,263
Interest	134	5,898	1,491	-	7,523
Expenses related to early retirement of debt	5,086	-	-	-	5,086
TOTAL EXPENSES	1,895,510	1,241,811	26,002	(115,411)	3,047,912
Earnings before taxes	258,051	75,489	62,677	-	396,217
Tax expense	100,640	29,441	24,444	-	154,525
Equity in net earnings of subsidiaries	84,281	-	-	(84,281)	-
NET EARNINGS	$ 241,692	$ 46,048	$38,233	$ (84,281)	$ 241,692

CONSOLIDATING STATEMENT OF EARNINGS

(in thousands)	TRG, INC.	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	CONSOLIDATING ELIMINATIONS	CONSOLIDATED TOTAL
	YEAR ENDED DECEMBER 31, 2002				
REVENUES					
Homebuilding	$1,745,222	$1,122,661	$ -	$(62,828)	$2,805,055
Financial services	-	-	72,158	-	72,158
TOTAL REVENUES	1,745,222	1,122,661	72,158	(62,828)	2,877,213
EXPENSES					
Cost of sales	1,350,717	928,077	93	(62,828)	2,216,059
Selling, general and administrative	167,428	113,543	78	-	281,049
Financial services	-	-	21,299	-	21,299
Corporate	11,383	28,692	-	-	40,075
Interest	(132)	6,958	2,565	-	9,391
TOTAL EXPENSES	1,529,396	1,077,270	24,035	(62,828)	2,567,873
Earnings before taxes	215,826	45,391	48,123	-	309,340
Tax expense	86,330	18,157	19,249	-	123,736
Equity in net earnings of subsidiaries	56,108	-	-	(56,108)	-
NET EARNINGS	$ 185,604	$ 27,234	$28,874	$(56,108)	$ 185,604

CONSOLIDATING BALANCE SHEET

(in thousands)	TRG, INC.	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	CONSOLIDATING ELIMINATIONS	CONSOLIDATED TOTAL
					DECEMBER 31, 2004
ASSETS					
Cash and cash equivalents	$ 36,090	$ 31,390	$ 20,908	$ -	$ 88,388
Consolidated inventories owned	1,118,062	761,953	-	-	1,880,015
Consolidated inventories not owned	2,398	9,298	132,422	-	144,118
Total inventories	1,120,460	771,251	132,422	-	2,024,133
Property, plant and equipment	30,024	20,234	-	-	50,258
Net deferred taxes	49,524	-	(3,816)	-	45,708
Purchase price in excess of net assets acquired	15,383	2,802	-	-	18,185
Investment in subsidiaries	95,408	-	-	(95,408)	-
Other	124,396	19,522	54,380	-	198,298
TOTAL ASSETS	1,471,285	845,199	203,894	(95,408)	2,424,970
LIABILITIES					
Accounts payable	121,362	76,470	2,779	-	200,611
Accrued and other liabilities	386,023	67,802	46,983	-	500,808
Debt	547,612	840	10,490	-	558,942
Intercompany payables	(403,987)	285,782	(107,177)	225,382	-
TOTAL LIABILITIES	651,010	430,894	(46,925)	225,382	1,260,361
MINORITY INTEREST	-	-	107,775	-	107,775
STOCKHOLDERS' EQUITY	820,275	414,305	143,044	(320,790)	1,056,834
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,471,285	$845,199	$203,894	$ (95,408)	$2,424,970

CONSOLIDATING BALANCE SHEET

(in thousands)	TRG, INC.	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	CONSOLIDATING ELIMINATIONS	CONSOLIDATED TOTAL
					DECEMBER 31, 2003
ASSETS					
Cash and cash equivalents	$ 34,434	$278,767	$ 3,503	$ -	$ 316,704
Consolidated inventories owned	821,009	515,775	-	-	1,336,784
Consolidated inventories not owned	962	2,255	56,651	-	59,868
Total inventories	821,971	518,030	56,651	-	1,396,652
Property, plant and equipment	25,478	15,375	-	-	40,853
Net deferred taxes	41,857	-	(4,414)	-	37,443
Purchase price in excess of net assets acquired	15,383	2,802	-	-	18,185
Investment in subsidiaries	66,700	-	-	(66,700)	-
Other	83,104	22,052	92,597	-	197,753
TOTAL ASSETS	1,088,927	837,026	148,337	(66,700)	2,007,590
LIABILITIES					
Accounts payable	105,557	49,445	2,486	-	157,488
Accrued and other liabilities	307,630	57,781	29,622	-	395,033
Debt	545,953	1,669	26,254	-	573,876
Intercompany payables	(458,196)	389,236	(74,800)	143,760	-
TOTAL LIABILITIES	500,944	498,131	(16,438)	143,760	1,126,397
MINORITY INTEREST	-	-	56,651	-	56,651
STOCKHOLDERS' EQUITY	587,983	338,895	108,124	(210,460)	824,542
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,088,927	$ 837,026	$148,337	$ (66,700)	$2,007,590

CONSOLIDATING STATEMENT OF CASH FLOWS

(in thousands)	TRG, INC.	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	CONSOLIDATING ELIMINATIONS	CONSOLIDATED TOTAL
	YEAR ENDED DECEMBER 31, 2004				
CASH FLOWS FROM OPERATING ACTIVITIES					
Net earnings	$ 320,545	$ 75,410	$ 34,920	$(110,330)	$ 320,545
Adjustments to reconcile net earnings to net cash provided by operating activities:					
Depreciation and amortization	23,287	14,609	623	-	38,519
Changes in assets and liabilities:					
Increase in inventories	(298,489)	(253,221)	(33,852)	-	(585,562)
Net change in other assets, payables and other liabilities	57,067	(63,878)	16,113	110,330	119,632
Tax benefit from exercise of stock options	17,475	-	-	-	17,475
Other operating activities, net	10,920	-	-	-	10,920
Net cash provided by (used for) operating activities	130,805	(227,080)	17,804	-	(78,471)
CASH FLOWS FROM INVESTING ACTIVITIES					
Net additions to property, plant and equipment	(26,370)	(19,468)	(1,293)	-	(47,131)
Principal reduction of mortgage-backed securities, notes receivable and mortgage collateral	-	-	19,336	-	19,336
Net cash (used for) provided by investing activities	(26,370)	(19,468)	18,043	-	(27,795)
CASH FLOWS FROM FINANCING ACTIVITIES					
Increase (decrease) in short-term borrowings	1,659	(829)	(15,764)	-	(14,934)
Common stock dividends	(9,661)	-	-	-	(9,661)
Common stock repurchases	(118,296)	-	-	-	(118,296)
Proceeds from stock option exercises	15,907	-	-	-	15,907
Other financing activities, net	7,612	-	(2,678)	-	4,934
Net cash used for financing activities	(102,779)	(829)	(18,442)	-	(122,050)
Net increase (decrease) in cash and cash equivalents	1,656	(247,377)	17,405	-	(228,316)
Cash and cash equivalents at beginning of year	34,434	278,767	3,503	-	316,704
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 36,090	$ 31,390	$ 20,908	$ -	$ 88,388

CONSOLIDATING STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2003				
(in thousands)	TRG, INC.	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	CONSOLIDATING ELIMINATIONS	CONSOLIDATED TOTAL
CASH FLOWS FROM OPERATING ACTIVITIES					
Net earnings	$ 241,692	$ 46,048	$ 38,233	$(84,281)	$ 241,692
Adjustments to reconcile net earnings to net cash provided by operating activities:					
Depreciation and amortization	24,261	11,253	922	–	36,436
Changes in assets and liabilities:					
Increase in inventories	(148,412)	(91,577)	–	–	(239,989)
Net change in other assets, payables and other liabilities	(44,754)	81,683	(37,911)	84,281	83,299
Tax benefit from exercise of stock options	17,120	–	–	–	17,120
Other operating activities, net	913	–	–	–	913
Net cash provided by operating activities	90,820	47,407	1,244	–	139,471
CASH FLOWS FROM INVESTING ACTIVITIES					
Net additions to property, plant and equipment	(20,266)	(11,342)	(933)	–	(32,541)
Principal reduction of mortgage-backed securities, notes receivable and mortgage collateral	–	–	18,672	–	18,672
Net cash (used for) provided by investing activities	(20,266)	(11,342)	17,739	–	(13,869)
CASH FLOWS FROM FINANCING ACTIVITIES					
Cash proceeds of long-term debt	150,000	–	–	–	150,000
Repayment of long-term debt	(100,000)	–	–	–	(100,000)
Increase (decrease) in short-term borrowings	1,661	1,669	(16,891)	–	(13,561)
Common stock dividends	(2,020)	–	–	–	(2,020)
Common stock repurchases	(130,939)	–	–	–	(130,939)
Proceeds from stock option exercises	15,190	–	–	–	15,190
Other financing activities, net	5,593	–	(2,606)	–	2,987
Net cash (used for) provided by financing activities	(60,515)	1,669	(19,497)	–	(78,343)
Net increase (decrease) in cash and cash equivalents	10,039	37,734	(514)	–	47,259
Cash and cash equivalents at beginning of year	24,395	241,033	4,017	–	269,445
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 34,434	$278,767	$ 3,503	$ –	$ 316,704

CONSOLIDATING STATEMENT OF CASH FLOWS

(in thousands)	TRG, INC.	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	CONSOLIDATING ELIMINATIONS	CONSOLIDATED TOTAL
					YEAR ENDED DECEMBER 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES					
Net earnings	$ 185,604	$ 27,234	$ 28,874	$(56,108)	$ 185,604
Adjustments to reconcile net earnings to net cash provided by operating activities:					
Depreciation and amortization	20,020	11,831	819	–	32,670
Changes in assets and liabilities:					
Increase in inventories	(139,594)	(61,029)	–	–	(200,623)
Net change in other assets, payables and other liabilities	11,815	14,511	(29,568)	56,108	52,866
Tax benefit from exercise of stock options	12,103	–	–	–	12,103
Other operating activities, net	5,095	–	–	–	5,095
Net cash provided by (used for) operating activities	95,043	(7,453)	125	–	87,715
CASH FLOWS FROM INVESTING ACTIVITIES					
Net additions to property, plant and equipment	(22,185)	(13,191)	(1,171)	–	(36,547)
Principal reduction of mortgage-backed securities, notes receivable and mortgage collateral	–	–	25,314	–	25,314
Net cash (used for) provided by investing activities	(22,185)	(13,191)	24,143	–	(11,233)
CASH FLOWS FROM FINANCING ACTIVITIES					
Decrease in short-term borrowings	(535)	–	(18,974)	–	(19,509)
Common stock dividends	(2,148)	–	–	–	(2,148)
Common stock repurchases	(95,916)	–	–	–	(95,916)
Proceeds from stock option exercises	11,382	–	–	–	11,382
Other financing activities, net	6,284	–	(5,440)	–	844
Net cash used for financing activities	(80,933)	–	(24,414)	–	(105,347)
Net decrease in cash and cash equivalents	(8,075)	(20,644)	(146)	–	(28,865)
Cash and cash equivalents at beginning of year	32,470	261,677	4,163	–	298,310
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 24,395	$241,033	$ 4,017	$ –	$ 269,445

Note M: Subsequent Event

In January 2005, the Company sold $250.0 million aggregate principal amount of its 5.4 percent senior notes due 2015. The Company received net proceeds of approximately $247.3 million from this offering, before certain administrative expenses, which it expects to use for general corporate purposes.

The Company will pay interest semiannually in arrears on January 15 and July 15 of each year, commencing on July 15, 2005. The notes will mature on January 15, 2015, and may be redeemed, in whole or in part, prior to their maturity at the redemption prices described in the prospectus supplement. Additionally, the notes are subject to certain restrictive covenants which include, among other things, limitations on change of control; liens and guarantees; sale of assets; and sale and leaseback of assets.

Payment of principal and interest on the notes will be guaranteed, jointly and severally, by substantially all of the Company's direct and indirect wholly-owned homebuilding subsidiaries. The guarantees will rank equally with all other unsecured and unsubordinated indebtedness of such subsidiaries.

Report of Independent Registered Public Accounting Firm

BOARD OF DIRECTORS AND STOCKHOLDERS
THE RYLAND GROUP, INC.

We have audited the accompanying consolidated balance sheets of The Ryland Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Ryland Group, Inc. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Ryland Group, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Ernst & Young LLP
Los Angeles, California
February 22, 2005

Report of Independent Registered Public Accounting Firm

BOARD OF DIRECTORS AND STOCKHOLDERS
THE RYLAND GROUP, INC.

We have audited management's assessment, included in the accompanying Report of Management, that The Ryland Group, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that The Ryland Group, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31 2004 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, The Ryland Group, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Ryland Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004, and our report dated February 22, 2005 expressed an unqualified opinion thereon.



Ernst & Young LLP
Los Angeles, California
February 22, 2005

Report of Management

Management of the Company is responsible for the integrity and accuracy of the financial statements and all other annual report information. The financial statements are prepared in conformity with generally accepted accounting principles and include amounts based on management's judgments and estimates.

The accounting systems, which record, summarize and report financial information, are supported by internal control systems designed to provide reasonable assurance, at an appropriate cost, that the assets are safeguarded and that transactions are recorded in accordance with Company policies and procedures. Developing and maintaining these systems are the responsibility of management. Proper selection, training and development of personnel also contribute to the effectiveness of the internal control systems. For the purpose of evaluating and documenting its systems of internal control, management elected to use the integrated framework promulgated by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's systems, evaluation and test results were documented. The Company's internal auditors regularly test these systems. Based on its evaluation, management believes that its systems of internal control over financial reporting were effective and is not aware of any material weaknesses.

The Company's independent registered public accounting firm also reviewed and tested the effectiveness of these systems to the extent it deemed necessary to express an opinion on the consolidated financial statements and systems of internal control; an attestation report on management's assessment of the Company's internal control over financial reporting was then issued.

The Audit Committee of the Board of Directors periodically meets with management, the internal auditors and the independent registered public accounting firm to review accounting, auditing and financial matters. Both internal auditors and the independent registered public accounting firm have unrestricted access to the Audit Committee.



Gordon A. Milne
Executive Vice President and
Chief Financial Officer



David L. Fristoe
Senior Vice President, Controller and
Chief Accounting Officer

Quarterly Financial Data and Common Stock Prices and Dividends

QUARTERLY FINANCIAL DATA

(in thousands, except share data) unaudited

				2004				2003
	DEC. 31	SEPT. 30	JUN. 30	MAR. 31	DEC. 31	SEPT. 30	JUN. 30	MAR. 31
CONSOLIDATED RESULTS								
Revenues	$1,244,379	$1,034,322	$918,521	$754,599	$1,072,238	$872,184	$840,031	$659,676
Earnings before taxes	176,675	134,908	124,408	85,221	141,219	101,307	90,072	63,619
Tax expense	68,020	51,939	47,898	32,810	55,076	37,973	36,028	25,448
Net earnings	$ 108,655	$ 82,969	$ 76,510	$ 52,411	$ 86,143	$ 63,334	$ 54,044	$ 38,171
Net earnings per common share:								
Basic	$ 2.29	$ 1.75	$ 1.60	$ 1.09	$ 1.75	$ 1.28	$ 1.08	$ 0.76
Diluted	2.17	1.66	1.51	1.03	1.65	1.20	1.02	0.72
Weighted-average common shares outstanding:								
Basic	47,481	47,368	47,918	47,947	49,096	49,537	49,923	50,312
Diluted	50,026	49,920	50,561	50,976	52,364	52,723	53,200	53,266

COMMON STOCK PRICES AND DIVIDENDS

The Ryland Group lists its common shares on the New York Stock Exchange, trading under the symbol RYL.

The number of common stockholders of record at February 7, 2005, was 2,796.

The table below presents high and low market prices and dividend information for the Company. (See Note G for dividend restrictions.)

2004	HIGH	LOW	DIVIDENDS DECLARED PER SHARE
First quarter	$46.30	$36.07	$ 0.05
Second quarter	44.25	36.34	0.05
Third quarter	46.95	34.69	0.05
Fourth quarter	57.63	42.45	0.06

2003	HIGH	LOW	DIVIDENDS DECLARED PER SHARE
First quarter	$ 22.34	$ 17.60	$ 0.01
Second quarter	38.42	22.12	0.01
Third quarter	38.28	31.45	0.01
Fourth quarter	47.07	38.94	0.05

BOARD OF DIRECTORS 2004 AND SENIOR MANAGEMENT

Board of Directors

R. CHAD DREIER (57)
Chairman, president and chief executive officer of The Ryland Group, Inc. Board member since 1993. Chairman of the board of trustees of Loyola Marymount University. Board member of Occidental Petroleum Corporation. Member of the Policy Advisory Board of Harvard University's Joint Center for Housing Studies.

DANIEL T. BANE (57)
Board member since 2003. Chairman and chief executive officer of Trader Joe's Company. Former senior vice president of finance and administration for Certified Grocers of California, Ltd.

Committees:
Audit Committee

LESLIE M. FRÉCON (51)
Board member since 1998. President and chief executive officer of LFE Capital, LLC. Senior vice president, corporate finance, for General Mills Corporation until 1998. Director of Associated Packaging Enterprises, Inc., API Outsourcing, Inc., SimonDelivers, Inc., and M. A. Gedney, Inc. Executive board member of the Minnesota Women's Economic Roundtable and Breck School. Director of the Greater Twin Cities United Way. Advisory council member of Center for Women's Business Research and WomenVenture.

Committees:
Audit Committee
Finance Committee

ROLAND A. HERNANDEZ (47)
Board member since 2001. Former chairman and chief executive officer of Telemundo Group, Inc. Member of the board of Wal-Mart Stores, Inc., Vail Resorts, Inc., and MGM Mirage. Director of the University of Southern California's Annenberg School of Communications, Harvard University's Rockefeller Center for Latin American Studies, Harvard Law School's board of advisors, and Yale University's President's Council on International Activities.

Committees:
Audit Committee

WILLIAM L. JEWS (53)
Board member since 1995. President and chief executive officer of CareFirst BlueCross BlueShield. Chief executive officer of BlueCross BlueShield of Delaware. Member of the boards of MBNA, Choice Hotels, and EcoLab, Inc.

Committees:
Compensation Committee
Nominating and Governance Committee

NED MANSOUR (56)
Board member since 2000. Former president of Mattel, Inc. Member of the board of directors of Big Lots, Inc., and chair of the Governance Committee of Big Lots. Member of the board of trustees and former chair of TrinityCare Hospice Foundation. Author of the books Divided Roads *and* White Canvas. *Co-author of the book* Florian's Special Gift.

Committees:
Audit Committee
Nominating and Governance Committee

ROBERT E. MELLOR (61)
Board member since 1999. Chairman, president, chief executive officer and director of Building Materials Holding Corporation. Formerly of counsel to the law firm of Gibson, Dunn & Crutcher, LLP. Director of California Chamber of Commerce, Coeur d'Alene Mines Corporation and Monro Muffler Brake, Inc.

Committees:
Compensation Committee
Finance Committee

NORMAN J. METCALFE (62)
Board member since 2000. Private investor. Former vice chairman and chief financial officer of The Irvine Company. Director of The Tejon Ranch Company. Member of the University of Washington Foundation board of directors and School of Business advisory board.

Committees:
Compensation Committee
Finance Committee

CHARLOTTE ST. MARTIN (59)
Board member since 1996. Executive vice president of Loews Hotels. Board member of the New York Convention and Visitors Bureau. Chair-elect of Meeting Planners International Foundation board of trustees. Board member of Vineyard Theatre in New York. Recent past chair of New York Society of Association Executives and Professional Convention Management Association Foundation.

Committees:
Compensation Committee
Nominating and Governance Committee

PAUL J. VARELLO (61)
Board member since 1999. President and chief executive officer of Commonwealth Engineering and Construction. Retired chairman and chief executive officer of American Ref-Fuel Company.

Committees:
Nominating and Governance Committee

JOHN O. WILSON (66)
Board member since 1987. Executive vice president and chief economist of Bank of America Corporation until 1998. Director of Calpine Corporation. Senior fellow, California Council on Science and Technology. Professor, Department of International Studies, University of California at Berkeley.

Committees:
Finance Committee

Corporate and Subsidiary Officers

THE RYLAND GROUP

R. Chad Dreier
Chairman, President and Chief Executive Officer

Gordon A. Milne
Executive Vice President and Chief Financial Officer

Robert J. Cunnion, III
Senior Vice President – Human Resources

Eric E. Elder
Senior Vice President – Marketing and Communications

David L. Fristoe
Senior Vice President, Controller and Chief Accounting Officer

Timothy J. Geckle
Senior Vice President, General Counsel and Secretary

Cathey S. Lowe
Senior Vice President – Finance

Steven M. Dwyer
Vice President – Purchasing

Charles W. Jenkins
Vice President – Sales Training

Craig A. McSpadden
Vice President – Information Technology and Chief Information Officer

René L. Mentch
Vice President – Tax

Jennifer Hankes Painter
Vice President – Assistant General Counsel

Thomas M. Pearson
Vice President – Internal Audit

Valerie S. Zook
Vice President – Compensation and Benefits

RYLAND MORTGAGE COMPANY

Daniel G. Schreiner
President

Susan M. Cass
Senior Vice President and Chief Financial Officer

Sandra J. McDowell
Senior Vice President – Production and Operations

David A. Brown
Senior Vice President – Secondary Marketing
President – Ryland Title Company

Carol L. Graham
President – Ryland Insurance Services

Julie Best
Vice President – Human Resources

RYLAND HOMES
NORTH CENTRAL REGION

Kipling W. Scott
President –
North Central Region

Russell T. Donaldson
Vice President –
Financial Operations

Michelle Hoyt
Vice President –
Sales and Marketing

Caryn B. Simons
Vice President –
Human Resources

Robert E. Walsh
Vice President –
Operations

Julie M. Workman
Vice President –
Real Estate Counsel

Winfield E. Ziegenfuss Jr.
Vice President –
Land Resources

John K. Adams
President –
Ohio Valley Division

Scott C. Gallivan
President –
Washington Division

Edward W. Gold
President –
Baltimore Division

Alan J. Goldsticker
President –
Indianapolis Division

John D. Hutchinson
President –
Dallas Division

Peter G. Skelly
President –
Chicago Division

Robert I. Solomon
President –
Houston Division

Wayne J. Soojian
President –
Twin Cities Division

Ken L. Trainer
President –
Austin/San Antonio Division

RYLAND HOMES
SOUTHEAST REGION

Larry T. Nicholson
President –
Southeast Region

Robert L. Clark
Vice President –
Financial Operations

Diane L. Morrison
Vice President –
Sales and Marketing

Richard A. Parrino
Vice President –
Human Resources

Joseph E. Sabella
Vice President –
Operations

Eleanor W. Taft
Vice President –
Real Estate Counsel

Jeffrey G. Agar
President –
Jacksonville Division

Keith E. Bass
President –
Orlando Division

Charles J. Fuhr
President –
Atlanta Division

Donald T. McDonough
President –
Charleston Division

David L. Nelson
President –
Charlotte Division

James B. Traxinger
President –
Fort Myers Division

William G. Wright
President –
Tampa Division

RYLAND HOMES
WEST REGION

Mark L. Beisswanger
President –
West Region

David M. Abbott
Vice President –
Financial Operations

Mitchell M. Chupack
Vice President –
Real Estate Counsel

Philip M. DeCocco
Vice President –
Human Resources

Phillip B. Perkins
Vice President –
Sales and Marketing

Gerald R. Wilson
Vice President –
Operations

William M. Butler
President –
Denver Division

Robert M. Cross
President –
Phoenix Division

Linda S. Edwards
President –
Inland Empire Division

Todd S. Larkin
President –
Las Vegas Division

Michael S. McKissick
President –
Northern California Division

Jon B. Werner
President –
San Diego Division

Corporate and Investor Information

HEADQUARTERS
The Ryland Group, Inc.
24025 Park Sorrento
Suite 400
Calabasas, California 91302
818-223-7500

INTERNET ADDRESS
www.ryland.com

STOCK EXCHANGE LISTING
Ryland is listed on the New York Stock Exchange (NYSE) under the symbol RYL.

Price information for Ryland's common stock appears daily in major newspapers, as well as on Ryland's Web site at www.ryland.com, which also includes historical financial information, news and other financial reports.

TRANSFER AGENT AND REGISTRAR
EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, Rhode Island
02940-3069
800-633-9394
781-575-2726
www.equiserve.com

DIVIDEND PAYMENTS
Dividends on Ryland common stock are paid quarterly as declared by the board of directors. The payment dates are in January, April, July and October.

FORM 10-K REPORT AND OTHER PUBLICATIONS
Shareholders may receive a copy of the 2004 Form 10-K and other publications filed with the Securities and Exchange Commission in Washington, D.C., without charge by writing to:

The Ryland Group, Inc.
Investor Relations
24025 Park Sorrento
Suite 400
Calabasas, California 91302
E-mail to:
investors@ryland.com

Copies of the annual report and quarterly reports are also available.

INVESTOR INQUIRIES
Shareholders, securities analysts and others seeking information about the Company's business operations and financial performance are invited to contact Ryland at 818-223-7677 or write to:

Cathey S. Lowe
Senior Vice President – Finance
The Ryland Group, Inc.
24025 Park Sorrento
Suite 400
Calabasas, California 91302
E-mail to:
clowe@ryland.com

NEWS RELEASES AND EVENTS
News releases can be found on the Ryland Web site in the Investor Information section under the heading "News Releases and Media Contacts." Quarterly earnings announcements, including live audio and replays of the most recent quarterly earnings conference calls, can be found in the Investor Information section of the Web site under the heading "Conference Call." In addition, dates for upcoming events, including earnings releases, conference calls and Ryland's participation in analyst and industry conferences, are posted under "Calendar of Events."

ANNUAL MEETING
The annual meeting of shareholders will be held at 9:00 a.m. local time on April 20, 2005, in Marina del Rey, California.

Design: Douglas Oliver Design Office *Principle Photography:* Nick Merrick, Hedrich Blessing *Lithography:* Southern California Graphics

Baltimore, Maryland

Lakeland II model
The Enclave at Patriot's Glen community
Base price: $313,990
Square footage: 2,872







RYLAND

THE RYLAND GROUP, INC.
24025 Park Sorrento, Suite 400
Calabasas, California 91302
www.ryland.com